   As filed with the Securities and Exchange Commission on June 14, 1999

                                                      Registration No. 333-76463
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                              RAMP NETWORKS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

California (prior to reincorporation)
  Delaware (after reincorporation)                     3968                       77-0366874
  (State or Other Jurisdiction of         (Primary Standard Industrial        (I.R.S. Employer
   Incorporation or Organization)          Classification Code Number)      Identification Number)

      (Address, Including Zip Code, and Telephone Number, Including Area
              Code, of Registrant's Principal Executive Offices)

                               ----------------
                                 Mahesh Veerina
                     President and Chief Executive Officer
                              Ramp Networks, Inc.
                           3100 De La Cruz Boulevard
                             Santa Clara, CA 95054
                                 (408) 988-5353
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                               ----------------
                                   COPIES TO:

             Tae Hea Nahm
             David C. Lee                    Neil Wolff
            Mark W. Seneca                 Yoichiro Taku
           Matthew Oshinsky                 Shelly Dolev
          VENTURE LAW GROUP       WILSON SONSINI GOODRICH & ROSATI
      A Professional Corporation      Professional Corporation
         2800 Sand Hill Road             650 Page Mill Road
         Menlo Park, CA 94025           Palo Alto, CA 94304
            (650) 854-4488                 (650) 493-9300

                               ----------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                      CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       Proposed
                                          Proposed      Maximum
     Title of Each                        Maximum      Aggregate   Amount of
  Class of Securities    Amount to be  Offering Price  Offering   Registration
    to be Registered     Registered(1)  Per Unit(2)    Price(2)      Fee(3)
------------------------------------------------------------------------------
Common Stock, par value
 $0.001................    4,600,000       $11.00     $50,600,000   $14,067

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 600,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Previously paid.
  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 14, 1999

                    [LOGO OF RAMP NETWORKS(TM) APPEARS HERE]

                                4,000,000 Shares

                                  Common Stock

  Ramp Networks is offering 3,853,000 shares of its common stock and the selling stockholders identified in this prospectus are selling an additional 147,000 shares. This is Ramp Networks' initial public offering and no public market currently exists for its shares. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "RAMP."

                                ---------------

                 Investing in the common stock involves risks.
                    See "Risk Factors" beginning on page 6.

                                ---------------

                                                                 Per Share Total
                                                                 --------- -----
Public Offering Price...........................................    $      $
Underwriting Discounts and Commissions..........................    $      $
Proceeds to Ramp Networks.......................................    $      $
Proceeds to selling stockholders................................    $      $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Ramp Networks has granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of its common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common
stock to purchasers on    , 1999.

                                ---------------

BancBoston Robertson Stephens

                             Dain Rauscher Wessels
                  a division of Dain Rauscher Incorporated

                                                               Hambrecht & Quist

                   The date of this prospectus is     , 1999.

                              [INSIDE FRONT COVER]

[Inside Cover Graphics: The Inside Cover features a graphic of the WebRamp product with the following features listed clockwise around the graphic:

Shared Internet Access

LAN to WAN Internetworking

EasyRamp Graphical User Interface

Remote Access to Corporate HQ

Extranet Applications

Content Control

Firewall Security

Fax and Voice Over Internet

Telecommuter Access

E-Commerce E-Business

Transport Independent DSL, Cable, Analog, ISDN

Virtual Private Network

                                   [GRAPHIC]
[GateFold Graphics: The gateFold depicts topical views of various Local Area Networks and how they interconnect with the public network. Each Local Area Network will show where a Ramp Networks product is placed on the network and to what device(s) it is connected. In addition, the capabilities of the product will be written out in a box next to the particular Local Area Network.]

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  Until     , 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   6
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Consolidated Financial Data.....................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  34
Management...............................................................  49
Certain Transactions.....................................................  58
Principal and Selling Stockholders.......................................  60
Description of Capital Stock.............................................  62
Shares Eligible for Future Sale..........................................  65
Underwriting.............................................................  67
Legal Matters............................................................  69
Experts..................................................................  69
Where You Can Find More Information......................................  70
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products and services. WebRamp and the WebRamp logo are registered trademarks owned by us. Ramp Networks and the Ramp Networks logo are also trademarks owned by us. This prospectus also makes reference to trademarks of other companies which are the property of their respective owners.

  We were incorporated in California in February 1994 and will reincorporate in Delaware prior to the effectiveness of the registration statement of which this prospectus is a part. Our principal executive offices are located at 3100 De La Cruz Boulevard, Santa Clara, California 95054 and our telephone number is (408) 988-5353. Our Web site address is "www.rampnet.com." Information contained on our Web site does not constitute part of this prospectus.

                               PROSPECTUS SUMMARY

  You should read this summary together with the more detailed information and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Unless otherwise indicated, this prospectus assumes that the underwriters have not exercised their option to purchase additional shares, all shares of preferred stock have been automatically converted into shares of common stock, and Ramp Networks has consummated its reincorporation in Delaware and a three for five reverse split of its shares of common stock outstanding immediately prior to this offering.

                                  The Company

  Ramp Networks is a leading provider of shared Internet access solutions for the small office market. Our WebRamp product family allows multiple users in a small office to share the same Internet connection simultaneously while optimizing each user's access speed. Our WebRamp product family is a flexible and scalable platform that provides software-based routing and bridging functionality to deliver Internet-enabled applications and services. Our products support existing analog phone lines, as well as integrated services digital networks and emerging access technologies such as digital subscriber line and cable modems. Our Connection Optimized Link Technology enables multiple users to access the Internet simultaneously through regular phone lines and analog modems at up to three times the access speed of a single analog connection.

  Participation in the emerging global Internet-based economy and realization of the benefits and efficiencies facilitated by new Internet-enabled business applications are becoming increasingly important for the small office market. The small office market includes small businesses, remote and branch offices of large corporations, and home offices. Access Media International estimates that in 1998 there were approximately 85 million small businesses worldwide with fewer than 100 employees, including approximately 7.2 million small businesses in the United States alone. In addition, Access Media International estimates that the number of small businesses using shared Internet access will grow from approximately 400,000 in 1998 to approximately 1.3 million by the year 2000. Further, we believe that emerging broadband access technologies such as digital subscriber line and cable modems will enable a variety of new data intensive, multimedia and graphical applications that increase the value of shared Internet access for these small offices. To more fully participate in the evolving uses of the Internet, the small office market requires easy-to-use, affordable and scalable products that enable shared Internet access by multiple users and provide a platform to deliver Internet-enabled applications and services.

  Our objective is to be the leading provider of shared Internet access solutions to the small office market. The following are key elements of our business strategy:
  . continue our small office market focus;
  . support existing and emerging access technologies;
  . leverage our platform to deliver new Internet applications and services; . build our network of value added resellers;
  . expand our distribution channels; and
  . leverage our WebRamp brand name.

  We primarily market and sell our products through North American, European and Asian based distributors who sell our products to a network of resellers, including value added resellers, selected retail outlets, mail order catalogs and Internet service providers. As of March 31, 1999, we had relationships with over 4,500 resellers in North America alone. We also sell our products to original equipment manufacturers.

                                  The Offering

Common stock offered by Ramp
 Networks.....................  3,853,000 shares
Common stock offered by the
 selling stockholders.........  147,000 shares
Common stock to be outstanding
 after the offering...........  20,056,817 shares (1)
Use of proceeds...............  Working capital and general corporate purposes.
Proposed Nasdaq National
 Market symbol................  RAMP

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

  The as adjusted consolidated balance sheet data summarized below reflects the conversion of our preferred stock into 11,711,727 shares of common stock upon the completion of this offering and the application of the net proceeds from the sale of the 3,853,000 shares of common stock offered by Ramp Networks at an assumed initial public offering price of $11.00 per share after deducting the underwriting discounts and commissions and our estimated offering expenses. See
Note 2 to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

                                                               Three Months
                                 Years Ended December 31,     Ended March 31
                                 ---------------------------  ----------------
                                  1996      1997      1998     1998     1999
                                 -------  --------  --------  -------  -------
                                                                (unaudited)
Consolidated Statement of
 Operations Data:
Revenue........................  $   517  $  5,587  $  9,858   $2,644   $3,883
Cost of revenue................      465     4,872     7,019    2,026    2,612
                                 -------  --------  --------  -------  -------
Gross margin...................       52       715     2,839      618    1,271
                                 -------  --------  --------  -------  -------
Operating expenses:
  Research and development.....    2,556     4,196     6,556    2,172    1,258
  Sales and marketing..........    3,078     6,902     8,699    2,086    2,097
  General and administrative...    1,043     1,260     1,421      327      471
  Amortization of deferred
   compensation................       --        --         7       --      376
                                 -------  --------  --------  -------  -------
    Total operating expenses...    6,677    12,358    16,683    4,585    4,202
                                 -------  --------  --------  -------  -------
Loss from operations...........   (6,625)  (11,643)  (13,844)  (3,967)  (2,931)
Other income (expense).........      303       109       426      196      (58)
                                 -------  --------  --------  -------  -------
Net loss.......................  $(6,322) $(11,534) $(13,418) $(3,771) $(2,989)
                                 =======  ========  ========  =======  =======
Pro forma basic and diluted net
 loss per share ...............                     $  (0.86)           $(0.19)
Shares used in computing pro
 forma net loss per share......                       15,524            15,944
                                                    ========           =======

                                                             March 31, 1999
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                               (unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments......... $ 4,747    $43,388
Working capital...........................................   3,859     42,500
Total assets..............................................  12,091     50,732
Long-term portion of debt and capital lease obligations...   3,758      3,758
Redeemable convertible preferred stock....................  37,346         --
Total stockholders' equity (deficit)...................... (35,824)    40,444

--------
(1) Based on the number of shares outstanding as of March 31, 1999. Excludes:
  . 2,449,433 shares issuable upon exercise of outstanding options at a weighted average exercise price of $2.83 per share;
  . 150,447 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.55 per share; and . 84,053 shares available for future issuance under our 1995 stock option plan and 2,244,000 shares available for future issuance under our 1999 stock incentive plan. See "Management--Stock Plans" and Note 6 to Consolidated Financial Statements.

                                  RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

  This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

We Have a Limited Operating History and Consequently Our Future Prospects are Difficult to Evaluate

  We were incorporated in February 1994 and began shipping our products commercially in April 1996. We have only been shipping products in volume since the second quarter of 1997. Because of our limited operating history and the uncertain nature of the rapidly changing markets which we serve, we believe the prediction of future results of operations is difficult or impossible. Furthermore, our prospects must be evaluated in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stage of their development. We may not be successful in addressing these risks and our business strategy may not be successful.

We Have a History of Losses, We Expect Future Losses and We Cannot Assure You That We Will Achieve or Maintain Profitability

  We have incurred losses since we commenced operations in February 1994. We incurred net losses of $6.3 million in 1996, $11.5 million in 1997, $13.4 million in 1998 and $3.0 million for the three months ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of $36.9 million. We have not achieved profitability and although our revenue has grown in recent quarters, we cannot be certain that we will realize sufficient revenue to achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. Furthermore, we currently expect to use the net proceeds of this offering to increase our sales and marketing expenditures, research and development expenditures and capital expenditures. We may not generate a sufficient level of revenue to offset these expenditures or be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. If revenue grows slower than we anticipate, if gross margins do not improve or if operating expenditures exceed our expectations or cannot be adjusted accordingly, we may continue to experience significant losses on a quarterly and annual basis.

We Expect to Continue to Experience Negative Cash Flow From Operations and May Be Unable to Meet Our Future Capital Requirements Through the Issuance of Additional Securities

  Since inception, we have experienced negative cash flow from operations and we expect to continue to experience negative cash flow from operations for the foreseeable future. Therefore, we have relied primarily on issuances of equity securities to fund our operations to date. Although we currently anticipate that the net proceeds of this offering, together with our existing cash balances and available lines, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months, we may need to raise additional funds prior to the expiration of such period. In particular, we may need to raise additional funds if our estimates of revenue, working capital and/or capital expenditure requirements change or prove inaccurate or in order for us to respond to unforseen technological or marketing hurdles or to take advantage of unanticipated opportunities. We cannot be certain that additional financing, through the issuance of equity securities or otherwise, will be available to us on favorable terms when required, or at all. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities, develop new products or otherwise respond to competitive pressures which could adversely affect our ability to achieve and sustain positive cash flow and profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Financial Results from Period to Period May Fluctuate as a Result of Several Factors, Any of Which Could Adversely Affect Our Stock Price

  We believe that period to period comparisons of our operating results are not a good indication of our future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. Our revenue and operating results may vary significantly from period to period due to a number of factors, many of which are not in our control. These factors include:

  . continued market acceptance of our products;

  . fluctuations in demand for our products and services;

  . variations in the timing of orders and shipments of our products;

  . the timing of new product and service introductions by us or our competitors;

  . the mix of products sold and the mix of distribution channels through which they are sold;

  . our ability to obtain sufficient supplies of sole or limited sourced components for our products;

  . unfavorable changes in the prices of the components we purchase;

  . our ability to achieve required cost reductions;

  . our ability to attain and maintain production volumes and quality levels for our products; and

  . our ability to integrate new technologies we develop or acquire into our products.

  The amount and timing of our operating expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activities. Research and development expenses will vary as we develop new products. General and administrative expense fluctuations in past periods have been due primarily to the level of sales and marketing expenses associated with new product introductions. In the past, we have experienced fluctuations in operating results. We have experienced sharply increased revenue in periods that involved new product introductions and significant sales to OEMs, with equally sharp decreases in revenue in subsequent periods as distributors and OEMs complete their inventory build-up process. Revenue increased from $1.5 million in the third quarter of 1997 to $2.9 million in the fourth quarter of 1997 and decreased to $1.9 million in the second quarter of 1998. This fluctuation in revenue was primarily due to fluctuations in sales to Compaq, which peaked at 45% of revenue in the fourth quarter of 1997 and declined to 2% of revenue in the second quarter of 1998. Research and development expense was $2.2 million in the first quarter of 1998 primarily due to $969,000 in costs related to the acquisition of technology for sending faxes over the Internet. Furthermore, we have a limited backlog of orders, and revenue for any future quarter is difficult to predict. Supply, manufacturing or testing constraints could result in delays in the delivery of our products. Any delay in the product deployment schedule of one or more of our new products would likely adversely affect our operating results for a particular period.

  We cannot assure you that we will be able to sustain or improve our gross margins in the future, or that we will be able to offset future price declines with cost reductions. As a result, we may experience substantial period to period fluctuations in future operating results and declines in gross margins. A variety of factors affect our gross margins, including the following:

  . the type of distribution channel through which we sell our products;

  . the volume of products manufactured;

  . our product sales mix;

  . the average selling prices of our products; and

  . the effectiveness of our cost reduction efforts.

  We also anticipate that orders for our products may vary significantly from period to period. As a result, operating expenditures and inventory levels in any given period could be disproportionately high. In some circumstances, customers may delay purchasing our current products in favor of next-generation products, which could affect our operating results in any given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our period to period operating results.

We May Experience Significant Variability in Our Quarterly Revenue Due to Our Reliance on Indirect Sales Channels and the Variability of Our Sales Cycles

  The timing of our revenue is difficult to predict because of our reliance on indirect sales channels and the length and variability of our sales cycle. The length of our sales cycle may vary substantially from customer to customer depending upon the size of the order and the distribution channel through which our products are sold. Sales from our distributors to our VARs typically take one month to complete. Sales to our larger end-user accounts, who buy larger quantities of our products for distribution to their multiple offices, typically take two to three months to complete and it typically takes nine months or more to establish volume sales contracts with our OEMs. Furthermore, the purchase of our products by end-users often represents a significant and strategic decision regarding their communications infrastructures and typically involves significant internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. This evaluation process frequently results in a lengthy sales process which is often subject to significant delays as a result of our customers' budgetary constraints and internal acceptance reviews. If orders forecasted for a specific customer in a particular quarter do not occur in that quarter, our operating results for that quarter could be adversely affected.

  While we defer revenue on sales to certain distributors if we determine that their inventory exceeds normal stocking levels, we are dependent on timely and accurate inventory information from our distributors to make such determination. If such information is not timely or accurate, we could experience increased levels of sales returns or unforecasted fluctuations in future revenue.

If a Distributor or OEM Cancels or Delays a Large Purchase, Our Revenue May Decline and the Price of Our Stock May Fall

  To date, a limited number of distributors and OEMs have accounted for a significant portion of our revenue. If any of our major distributors or OEMs stops or delays its purchase of our products, our revenue and profitability would be adversely affected. We anticipate that sales of our products to relatively few customers will continue to account for a significant portion of our revenue. In 1998, sales to Ingram Micro accounted for 26% of our revenue and sales to Tech Data accounted for 24% of our revenue. We cannot assure you that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers.

  Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, a substantial reduction or delay in sales of our products, unexpected returns from resellers or the loss of any significant distributor, reseller or OEM could adversely affect our operating results and financial condition. Although our financial performance depends on large orders from a few key distributors, resellers and OEMs, we do not have binding commitments from any of them. For example:

  . our distributors, resellers and OEMs can stop purchasing or marketing our products at any time;

  . our reseller agreements generally are not exclusive and are for one year terms, with no obligation of the resellers to renew their agreements with us;

  . our reseller agreements provide for discounts based on expected or actual volumes of products purchased or resold in a given period;

  . our reseller and OEM agreements generally do not require minimum purchases; and

  . our customers may, under certain circumstances, return products to us.

If We Fail To Develop and Expand Our Indirect Distribution Channels, Our Business Could Suffer

  Our product distribution strategy focuses primarily on continuing to develop and expand our indirect distribution channels through distributors, resellers and OEMs, as well as expanding our field sales organization. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts, our product sales may decrease and our operating results may suffer. Many of our resellers also sell products that compete with our products. In addition, our operating results will likely fluctuate significantly depending on the timing and amount of orders from our resellers. We cannot assure you that our resellers will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support.

  In order to support and develop leads for our indirect distribution channels, we plan to significantly expand our field sales and support staff. We cannot assure you that this internal expansion will be successfully completed, that the cost of this expansion will not exceed the revenue generated or that our expanded sales and support staff will be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. Our inability to effectively establish our distribution channels or manage the expansion of our sales and support staff would adversely affect our ability to grow and increase revenue.

Average Selling Prices of Our Products May Decrease, Which May Affect Our Gross Margins

  The average selling prices for our products may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments. The pricing of products sold to our OEMs depends on the specific features and functions of the product, the degree of integration with the OEM's products, purchase volumes and the level of sales and service support. Currently, the market for ISDN-based products is more price competitive than the market for analog products, and we expect such price competition to increase in the future. We expect to experience pricing pressure in the future and anticipate that the average selling prices and gross margins for our products will decrease over product life cycles. We cannot assure you that we will be successful in developing and introducing on a timely basis new products with enhanced features that can be sold at higher gross margins.

If We Are Unable to Lower the Cost of Our Products, Purchasers May Buy From Our Competitors and Our Financial Results Would Suffer

  Certain of our competitors currently offer Internet access products at prices lower than ours. Market acceptance of our products will depend in part on reductions in the unit cost of our products. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross margins. Many of our competitors are larger and manufacture products in significantly greater quantities than we intend to for the foreseeable future. Consequently, these competitors have more leverage in obtaining favorable pricing from suppliers and manufacturers. In order to remain competitive, we must reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products. Even if we are successful, our redesign may be delayed or may contain significant errors and product defects. In addition, any redesign may not result in sufficient cost reductions to allow us to significantly reduce the list price of our products or improve our gross margins. Reductions in our manufacturing costs will require us to use more highly integrated components in future products and may require us to enter into high volume or long-term purchase or manufacturing agreements. Volume purchase or manufacturing agreements may not be available on acceptable terms. We could incur expenses without related revenue if we enter into a high volume or long-term purchase or manufacturing agreement and then decide that we cannot use the products or services offered by such agreement.

Our Market Is In An Early Stage of Development and Our Products May Not Achieve Widespread Market Acceptance

  Our success will depend upon the widespread commercial acceptance of shared Internet access products by small offices. Small offices have only recently begun to deploy shared Internet access products, and the market for these products is not fully developed. If the single Internet access devices, such as analog modems or ISDN, DSL and cable modems, currently utilized by many small offices are deemed sufficient even though they do not enable shared access, then the market acceptance of our products may be slower than expected. Potential users of our products may have concerns regarding the security, reliability, cost, ease of use and capability of our products. We cannot accurately predict the future growth rate or the ultimate size of the small office market for shared Internet access solutions.

We Depend on Contract Manufacturers for Substantially All of Our Manufacturing Requirements and We May Be Unable to Successfully Expand Our Manufacturing Operations as We Grow

  We have developed a highly outsourced contract manufacturing capability for the production of our products. Therefore, we rely on third party contract manufacturers to procure components, assemble, test and package our products. Our primary turnkey manufacturing partners are Micron Custom Manufacturing Services, Inc., Discopy Labs Corporation and SMT Unlimited, Inc. Any interruption in the operations of one or more of these contract manufacturers or delays in their shipment of products would adversely affect our ability to meet scheduled product deliveries to our customers.

  We intend to regularly introduce new products and product enhancements that will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high quality products or the loss of any of our contract manufacturers would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer. In addition, our inability to accurately forecast the actual demand for our products could result in supply, manufacturing or testing capacity constraints. These constraints could result in delays in the delivery of our products or the loss of existing or potential customers.

  Although we perform random spot testing on manufactured products, we rely on our contract manufacturers for assembly and primary testing of our products. Any product shortages or quality assurance problems could increase the costs of manufacturing, assembling or testing our products.

We Purchase Several Key Components of Our Products from Sole or Limited Sources and Could Lose Sales If These Sources Fail to Satisfy Our Supply Requirements

  We currently purchase several key components used in the manufacture of our products from sole or limited sources and are dependent upon supply from these sources to meet our needs. We are likely to encounter shortages and delays in obtaining components in the future which could adversely affect our ability to meet customer orders. Our principal sole sourced components include microprocessors, line interface integrated circuits, modem integrated circuits, DRAMs, transformers, selected other integrated circuits, and plastic tooled enclosures.

  We use a rolling six-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as specific supplier, contract terms and demand for a component at a given time. Our components that have long lead times include power converters, ISDN integrated circuits, DSL integrated circuits, flash memories, DRAMs and SRAMs. If orders do not match forecasts, we may have excess or inadequate inventory of certain materials and components, which could harm our business.

  Although we enter, either directly or through our contract manufacturers, into purchase orders with our suppliers for components based on our forecasts, we do not have any guaranteed supply arrangements with these suppliers. Any extended interruption in the supply of any of the key components currently obtained from a sole or limited source could affect our ability to meet scheduled product deliveries to customers. We cannot assure you that, as our demand for these components increases, we will be able to obtain these components in a timely manner in the future. In addition, financial or other difficulties facing our suppliers or significant worldwide demand for the components they provide could adversely affect the availability of these components. If we are unable to obtain, either directly or through our contract manufacturers, a sufficient supply of components from our current sources, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage customer relationships. Further, we may also be subject to increases in component costs.

The Market in Which We Sell Our Products is Intensely Competitive and Our Business Would Be Adversely Affected If We Lose Market Share or Otherwise Fail to Successfully Compete in This Market

  We compete in a new, rapidly evolving and highly competitive market. We expect competition to persist and intensify in the future. Our current and potential competitors offer a variety of competitive products, including shared Internet access devices such as the products offered by 3Com, thin servers, and high-end networking equipment such as routers and switches offered by companies such as Ascend, Cisco, Intel and Netopia.

  Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to rapidly gain market share by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the market opportunity in the shared Internet access market, we also expect that other companies may enter our market with better products and technologies. If any technology that is competing with ours is more reliable, faster, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would seriously harm our business.

  We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies as industry standards and customer requirements evolve that may supplant or provide lower cost alternatives to our products. Successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make such investments or that we will be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors. Our failure to maintain and enhance our competitive position within the market may seriously harm our business.

  Increased competition is likely to result in price reductions, reduced gross margins, longer sales cycles and loss of market share, any of which would seriously harm our business and results of operations. We cannot be certain that we will be able to compete successfully against current or future competitors or that competitive pressures will not seriously harm our business.

If We Fail to Enhance Our Existing Products or Develop and Introduce New Products and Features in a Timely Manner to Meet Changing Customer Requirements and Emerging Industry Standards, Our Ability to Grow Our Business Will Suffer

  The market for shared Internet access solutions is characterized by rapidly changing technologies and short product life cycles. Our future success will depend in large part upon our ability to:

  . identify and respond to emerging technological trends in the market;

  . develop and maintain competitive products;

  . enhance our products by adding innovative features that differentiate our products from those of our competitors;

  . bring products to market on a timely basis at competitive prices;

  . respond effectively to new technological changes or new product announcements by others; and

  . respond to emerging broadband access technologies such as DSL and cable modems.

  We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. In the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards.

  The technical innovations required for us to remain competitive are inherently complex, require long development cycles and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and products, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced products can be ascertained. Revenue from future products or product enhancements may not be sufficient to recover the associated development costs.

We Have Experienced Significant Growth in our Business in Recent Periods and Our Failure to Effectively Manage This Growth Will Adversely Affect Our Business

  We have rapidly and significantly expanded our operations in recent periods and anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, significant strain on our engineering, managerial, administrative, operational, financial and marketing resources, and increased demands on our systems and controls. To exploit the market for our products, we must develop new and enhanced products while managing anticipated growth in sales by implementing effective planning and operating processes. To manage the anticipated growth of our operations, we will need to:

  . improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

  . hire, train and manage additional qualified personnel;

  . continue to expand and upgrade our core technologies; and

  . effectively manage multiple relationships with our customers, suppliers, distributors and other third parties.

  In addition, several members of our executive management team, including Terry Gibson, Vice President of Finance and Chief Financial Officer, and Elie Habib, Vice President of Engineering, have recently joined us. These individuals have not previously worked together for substantial lengths of time and are in the process of integrating as a management team. We cannot assure you that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that the executive management team will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services. We also intend to hire a Vice President of Manufacturing. Any failure to effectively manage our growth could harm our business.

We Depend on Our Key Personnel Who May Not Continue to Work For Us

  Our future success depends in large part upon the continued services of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement. The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could harm our business. In particular, the services of Mahesh Veerina, President and Chief Executive Officer, would be difficult to replace. We do not maintain "key person" life insurance for any of our personnel. See "Management" for detailed information on our key personnel.

  We expect that we will need to hire additional personnel in all areas. The competition for qualified personnel in our industry is intense, particularly in the San Francisco Bay Area where our corporate headquarters are located and in Hyderabad, India where we conduct a significant portion of our research and development operations. At times, we have experienced difficulty in hiring and retaining personnel with appropriate qualifications, particularly in technical areas. If we do not succeed in attracting new personnel, or retaining and motivating existing personnel, our business will be adversely affected.

If We Do Not Provide Adequate Product Support and Training to Our Resellers Our Sales Could Be Adversely Affected

  Our ability to achieve our planned sales growth, retain current and future customers and expand our network of resellers will depend in part upon the quality of our customer service and product support operations. We rely primarily on our resellers to provide the product support and training required by our customers particularly during the initial deployment and implementation of our products. We may not have adequate personnel to provide the levels of support and product training our resellers may require during initial product deployment or on an ongoing basis to adequately support our customers. We also provide direct customer service and support to the end-users of our products. Our inability to provide sufficient support to our customers and resellers could delay or prevent the successful deployment of our products and could reduce our overall sales volumes. In addition, our failure to provide adequate support could adversely impact our reputation and our relationships with customers and resellers and could prevent us from gaining new customers or expanding our reseller network.

If Our Products Contain Undetected Defects and Errors We Could Incur Significant Unexpected Expenses, Experience Product Returns and Lost Sales, and Be Subject to Product Liability Claims

  Our products are complex and may contain undetected defects, errors or failures, particularly when first introduced or as new enhancements and versions are released. We cannot assure you that, despite our testing procedures, defects and errors will not be found in new products or in new versions or enhancements of existing products after commencement of commercial shipments. Any defects or errors in our products discovered in the future could result in adverse customer reactions, negative publicity regarding us and our products, delays in market acceptance of our products, product returns, lost sales and unexpected expenses.

  Sales and support of our products generally involve the risk of product liability claims. Although our customer license agreements typically contain provisions designed to limit our exposure to these claims, it is possible that these limitation of liability provisions may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. A successful product liability claim brought against us could harm our business.

If We Are Not Successful in Expanding Our Business in International Markets, Our Growth Will Suffer

  As part of our strategy to address the global needs of our customers and partners, we have committed significant resources to opening international offices and expanding our international sales and support channels in advance of revenue. We cannot assure you that our efforts to develop international sales and support channels will be successful. Moreover, international sales are subject to a number of risks, including changes in foreign government regulations and communications standards, export license requirements, tariffs and taxes, other trade barriers, difficulty in collecting accounts receivable, difficulty in managing foreign operations, and political and economic instability. To the extent our customers may be impacted by currency devaluations or general economic crises, the ability of these customers to purchase our products could be adversely affected. Payment cycles for international customers are typically longer than those for customers in the United States. We cannot assure you that foreign markets for our products will not develop more slowly than currently anticipated. In addition, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to these foreign customers could result in decreased sales.

  We anticipate that our foreign sales will generally be invoiced in U.S. dollars and, accordingly, we do not currently plan to engage in foreign currency hedging transactions. However, as we expand our international operations, we may allow payment in foreign currencies and exposure to losses in foreign currency transactions may increase. We may choose to limit any currency exposure through the purchase of forward foreign exchange contracts or other hedging strategies. We cannot assure you that any currency hedging strategy we may adopt would be successful in avoiding exchange related losses.

If Political, Social or Economic Developments in India Adversely Affect Our Research and Development Operations in India, Our Ability to Introduce New and Enhanced Products Would Be Harmed and Our Sales May Suffer

  Our wholly-owned subsidiary, Ramp Networks Private Limited, is incorporated in India and a substantial number of our research and development personnel are located in India. Consequently, our business may be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

  In the past, the government of India has adopted policies that have resulted in the nationalization of some industries. We cannot assure you that economic policies adopted by the government of India will not result in the expropriation of our business activities in India or otherwise impair or prohibit our current research and development operations in India. Furthermore, there is increasing competition for experienced engineers in India and we cannot assure you that we will be successful in attracting and retaining sufficient engineering personnel to support our research and development operations in India which we expect to expand in the future.

Our Products Must Comply With Complex Government Regulations Which May Prevent Us From Sustaining Our Revenue or Achieving Profitability

  In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop may be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union. If we fail to obtain timely domestic or foreign regulatory approvals or certificates, we would not be able to sell our products where these regulations apply, which may prevent us from sustaining our revenue or achieving profitability.

If Internet Usage Declines or the Internet Infrastructure Is Not Adequately Maintained and Expanded, Demand for Our Products May Decline

  The Internet has recently begun to develop and is rapidly evolving. As a result, the commercial market for products designed to enable high-speed access to the Internet has only recently begun to develop. Our success will depend in large part on increased use of the Internet and other networks based on Internet protocol by corporate telecommuters and small offices. Critical issues concerning the commercial use of the Internet remain unresolved and are likely to affect the development of the market for our products. These issues include security, reliability, cost, ease of access, government regulation and quality of service. The adoption of the Internet for commerce and communications, particularly by enterprises that have historically relied upon alternative means of commerce and communications, generally requires the acceptance of a new method of conducting business and exchanging information. The recent growth in the use of the Internet has caused frequent periods of performance degradation that have prompted efforts to upgrade the Internet infrastructure. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our products. Potentially increased performance and other benefits provided by our products and the products of others are ultimately limited by, and are reliant upon, the speed and reliability of the Internet backbone itself. Consequently, the emergence and growth of the market for our products will depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

If We Are Unable to Adequately Protect Our Intellectual Property Rights Other Companies May Use our Intellectual Property to Develop Competitive Products that May Reduce Demand for Our Products

  We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have filed two U.S. patent applications relating to the architecture of our products. We cannot assure you that these applications will be approved, that any issued patents will protect our intellectual property or that they will not be challenged by third parties. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued. We also have one pending U.S. trademark application.

  We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. In addition, we provide our products to end-users primarily under "shrink-wrap" license agreements included in the packaging. These agreements are not negotiated with or signed by the licensee, and thus these agreements may not be enforceable in some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. We cannot assure you that these precautions will prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our products is difficult, and we cannot assure you that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

  Some of our OEM agreements also provide manufacturing rights and access to our intellectual property and source code upon the occurrence of specified conditions of default. If we were to default on these agreements, our OEMs could use our intellectual property and source code to develop and manufacture competing products, which would adversely affect our performance and ability to compete.

We May Be Subject to Intellectual Property Infringement Claims That are Costly to Defend and Could Limit our Ability to Use Certain Technologies in the Future

  Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the data communications and networking markets have extensive patent portfolios with respect to modem and networking technology. From time to time, third parties, including these leading companies, have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. We expect that we may increasingly be subject to infringement claims as the numbers of products and competitors in the small office market for shared Internet access solutions grow and the functionality of products overlaps.

  In March 1999, we received a letter from NovaWeb Technologies, Inc. alleging that certain of our products may infringe one of NovaWeb's patents pertaining to intelligent modem bonding technology. On May 21, 1999, NovaWeb filed a complaint in the United States District Court Northern District of California against us alleging infringement of this patent. Although we intend to contest this action vigorously, litigation is subject to inherent uncertainties and, therefore, we cannot assure you that we will prevail in this action or that an adverse judgment will not adversely affect our financial condition. In addition, we cannot assure you that third parties will not assert additional claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products.

  We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis, our business would be harmed.

We Face a Number of Unknown Risks Associated With Trying to Become Year 2000 Compliant

  Some computers, software, and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "year 2000 problem." We have just begun to identify measures to address the issues arising from the year 2000 problem and therefore the risks associated with being year 2000 compliant are unknown. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

There Has Been No Prior Market For Our Common Stock and an Active Trading Market May Not Develop Following This Offering

  Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a market will develop or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the prices that will prevail in the market following this offering. See "Underwriting."

Our Stock Price Could be Volatile and Could Decline Following This Offering

  Equity markets, particularly the market for technology companies, have recently experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the market price of our common stock. In addition, the market price of our common stock is likely to be highly volatile. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. Such litigation could result in substantial costs and a diversion of management's attention and resources.

We Will Have Broad Discretion To Use the Proceeds From This Offering In Ways With Which You May Not Agree

  Of the estimated net proceeds from this offering of approximately $38.6 million, a substantial portion will be used for general corporate purposes and has not yet been designated for a particular purpose. Our management can therefore spend the proceeds from this offering in ways with which our stockholders may not agree. See "Use of Proceeds."

Insiders Will Continue to Have Substantial Control Over Ramp Networks After the Offering That Could Delay or Prevent a Change in Our Corporate Control

  Upon completion of this offering, our executive officers, and directors and their affiliates will, in the aggregate, own approximately 32.8% of our outstanding common stock. As a result, our officers, directors and their affiliates will have the ability to influence the election of our board of directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in our corporate control. See "Principal and Selling Stockholders."

Certain Provisions of Our Charter Documents May Have Anti-Takeover Effects That Could Prevent a Change in Our Control

  Certain provisions of our Amended and Restated Certificate of Incorporation and bylaws could make it more difficult for a third party to acquire us even if a change of control would be beneficial to our stockholders. For more information, see "Description of Capital Stock."

Future Sales of Our Common Stock May Cause Our Stock Price to Decline

  Sales of a substantial number of shares of common stock after this offering could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have 20,056,817 shares of common stock outstanding assuming no exercise of outstanding convertible securities after March 31, 1999, with 20,656,817 shares outstanding if the underwriters' option to purchase additional shares is exercised in full. The 4,000,000 shares of common stock sold in this offering, which would be 4,600,000 shares if the underwriters' option to purchase additional shares is exercised in full, will be freely tradable without restriction or further registration under the Federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144. The remaining 16,056,817 shares of common stock outstanding upon completion of this offering will be "restricted securities" as that term is defined in Rule 144.

  All of our stockholders, option holders and warrant holders are subject to agreements that limit their ability to sell their shares of common stock. These securityholders cannot sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of BancBoston Robertson Stephens or us in certain cases. When these agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases only pursuant to the volume, manner of sale and notice requirements of Rule 144. See "Management-- Stock Plans," "Shares Eligible for Future Sale" and "Underwriting."

Because the Initial Public Offering Price Will Be Substantially Higher Than the Book Value Per Share of Our Outstanding Common Stock, New Investors Will Incur Immediate and Substantial Dilution in the Amount of $8.98 Per Share

  The initial public offering price will be substantially higher than the book value per share of our common stock outstanding immediately after this offering based on the total value of our assets less our total liabilities. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $8.98 per share in the price you pay for the common stock as compared to its book value. Furthermore, investors purchasing common stock in this offering will own only 19.2% of our shares outstanding even though they will have contributed 52.9% of the total consideration received by us in connection with our sales of common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution. See "Dilution" for more detailed information concerning dilution, including the factors used in computing this dilution amount.

Any Acquisitions We Make Could Adversely Affect Our Business

  As part of our business strategy, we expect to review acquisition prospects that would complement our existing business or enhance our technological capabilities. Future acquisitions by us could result in large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially and adversely affect our results of operations. Furthermore, acquisitions entail numerous risks and uncertainties, including:

  . difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies;

  . diversion of management's attention from other business concerns;

  . risks of entering geographic and business markets in which we have no or limited prior experience; and

  . potential loss of key employees of acquired organizations.

  Although we do not currently have any agreement with respect to any material acquisitions, we may make acquisitions of complementary businesses, products or technologies in the future. We cannot be certain that we would be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and our failure to do so could adversely affect our business.

Future Issuances of Additional Securities May Adversely Affect Our Stockholders

  In the future we may be required to raise additional funds through the issuance of equity, equity-related or debt securities to take advantage of market opportunities, develop new products, pursue acquisition opportunities or otherwise respond to competitive pressures. The issuance of additional securities may be dilutive to our existing stockholders. Furthermore, securities we may issue in the future could have rights, preferences or privileges senior to those of our existing stockholders.

               YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS
                     BECAUSE THEY ARE INHERENTLY UNCERTAIN

  This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of Internet use by small businesses. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS

  Our net proceeds from the sale of the 3,853,000 shares of common stock we are offering are estimated to be $38.6 million, or $44.8 million if the underwriters' option to purchase additional shares is exercised in full, assuming an offering price of $11.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. We currently expect to use the net proceeds primarily for working capital and general corporate purposes, including increased sales and marketing expenditures, increased research and development expenditures and capital expenditures made in the ordinary course of business. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of products, technologies and businesses. However, we have no present commitments or agreements with respect to any such acquisitions. Pending such uses, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our board of directors.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of March 31, 1999:

  . on an actual basis;

  . on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 11,711,727 shares of common stock and our reincorporation in Delaware; and

  . on a pro forma as adjusted basis to reflect the sale of the common stock in this offering at an assumed initial public offering price of $11.00 per share and the application of the net proceeds, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

  The pro forma and pro forma as adjusted information set forth below is unaudited and should be read in conjunction with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                   As of March 31, 1999
                                              --------------------------------
                                                                    Pro Forma
                                               Actual   Pro Forma  As Adjusted
                                              --------  ---------  -----------
                                               (in thousands, except share
                                                   and per share data)
Long-term portion of debt and capital lease
 obligations................................. $  3,758  $  3,758    $  3,758
                                              --------  --------    --------
Redeemable convertible preferred stock, no
 par value, 11,826,505 shares authorized,
 11,711,727 issued and outstanding, actual;
 no shares authorized, issued or outstanding,
 pro forma and pro forma as adjusted.........   37,346        --          --
                                              --------  --------    --------
Warrants to purchase redeemable convertible
 preferred stock.............................      281        --          --
                                              --------  --------    --------
Stockholders' equity (deficit):
  Preferred stock, $.001 par value, no shares
   authorized, issued or outstanding, actual;
   5,000,000 shares authorized, no shares
   issued or outstanding, pro forma and pro
   forma as adjusted.........................
  Common stock, $.001 par value, 24,000,000
   shares authorized, 4,492,090 shares issued
   and outstanding, actual; 100,000,000
   shares authorized, 16,203,817 shares
   issued and outstanding, pro forma; and
   20,056,817 issued and outstanding, pro
   forma as adjusted.........................    3,199        16          20
Additional paid-in capital...................       --    40,810      79,447
Deferred compensation........................   (2,146)   (2,146)     (2,146)
Accumulated deficit..........................  (36,877)  (36,877)    (36,877)
                                              --------  --------    --------
  Total stockholders' equity (deficit).......  (35,824)    1,803      40,444
                                              --------  --------    --------
    Total capitalization..................... $  5,561  $  5,561    $ 44,202
                                              ========  ========    ========

  The outstanding share information in the table above is as of March 31, 1999 and excludes:

  . 2,449,433 shares issuable upon exercise of outstanding options at a weighted average exercise price of $2.83 per share;

  . 150,447 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.55 per share; and

  . 84,053 shares available for future issuance under our 1995 stock option plan and 2,244,000 shares available for issuance under our 1999 stock incentive plan.

                                    DILUTION

  As of March 31, 1999, our pro forma net tangible book value was approximately $1.8 million, or $0.11 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the pro forma number of shares of common stock outstanding. Without taking into account any other changes in net tangible book value after March 31, 1999, other than to give effect to the receipt by us of the net proceeds from the sale of the 3,853,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share, our pro forma net tangible book value at March 31, 1999 would have been approximately $40.4 million, or $2.02 per share. This represents an immediate increase in net tangible book value of $1.91 per share to existing stockholders and an immediate dilution of $8.98 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................       $11.00
  Pro forma net tangible book value per share as of March 31,
   1999........................................................... $0.11
  Increase per share attributable to new investors................  1.91
                                                                   -----
Pro forma net tangible book value per share after the offering....         2.02
                                                                         ------
Dilution per share to new investors...............................        $8.98
                                                                         ======

  The following table summarizes on a pro forma basis, as of March 31, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares of common stock in this offering. The information presented is based upon an assumed initial public offering price of $11.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses of this offering.

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 16,203,817   80.8% $37,685,000   47.1%     $2.33
New investors..............  3,853,000   19.2   42,383,000   52.9      11.00
                            ----------  -----  -----------  -----
  Total.................... 20,056,817  100.0%  80,068,000  100.0%
                            ==========  =====  ===========  =====

  The information presented above with respect to existing stockholders includes 11,711,727 shares of preferred stock which will be automatically converted into 11,711,727 shares of common stock upon the closing of this offering. This information is as of March 31, 1999 and excludes:

  . 2,449,433 shares issuable upon exercise of options outstanding at a weighted average exercise price of $2.83 per share;

  . 150,447 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $6.55 per share; and

  . 84,053 shares available for future issuance under our 1995 stock option plan and 2,244,000 shares available for issuance under our 1999 stock incentive plan.

  The issuance of common stock in connection with the exercise of these options and warrants will result in further dilution to new investors. See "Management--Stock Plans" and Note 6 to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with our financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information appearing elsewhere in this prospectus. The consolidated statement of operations data set forth below for each of the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data at December 31, 1997 and 1998 presented below are derived from, and qualified by reference to, our financial statements which have been audited by Arthur Andersen LLP, independent public accountants, and together with their report thereon, are included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the periods ended December 31, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994, 1995 and 1996 presented below are derived from our audited financial statements not included herein. The consolidated statement of operations data set forth below for the three months ended March 31, 1998 and 1999 and the consolidated balance sheet data at March 31, 1999 presented below, are derived from unaudited consolidated financial statements that include in the opinion of our management all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein.

                                                                             Three Months
                                                                                Ended
                                    Years Ended December 31,                  March 31,
                           ----------------------------------------------  -----------------
                            1994     1995      1996      1997      1998      1998     1999
                           -------  -------  --------  --------  --------  --------  -------
Consolidated Statement of
Operations Data:                      (in thousands, except per share data)
                                                                             (unaudited)
Revenue.................   $    21  $   352  $    517  $  5,587  $  9,858  $  2,644  $ 3,883
Cost of revenue.........        16      179       465     4,872     7,019     2,026    2,612
                           -------  -------  --------  --------  --------  --------  -------
Gross margin............         5      173        52       715     2,839       618    1,271
                           -------  -------  --------  --------  --------  --------  -------
Operating expenses:
  Research and
   development..........       221      634     2,556     4,196     6,556     2,172    1,258
  Sales and marketing...        28      335     3,078     6,902     8,699     2,086    2,097
  General and
   administrative.......        29      117     1,043     1,260     1,421       327      471
  Amortization of
   deferred
   compensation.........        --       --        --        --         7        --      376
                           -------  -------  --------  --------  --------  --------  -------
   Total operating
    expenses............       278    1,086     6,677    12,358    16,683     4,585    4,202
                           -------  -------  --------  --------  --------  --------  -------
Loss from operations....      (273)    (913)   (6,625)  (11,643)  (13,844)   (3,967)  (2,931)
Other income (expense)..        (4)     (26)      303       109       426       196      (58)
                           -------  -------  --------  --------  --------  --------  -------
Net loss................   $  (277) $  (939) $ (6,322) $(11,534) $(13,418) $ (3,771) $(2,989)
                           =======  =======  ========  ========  ========  ========  =======
Basic and diluted net
 loss per share.........   $    --  $ (1.29) $  (2.50) $  (3.92) $  (3.50) $  (1.05) $ (0.71)
                           =======  =======  ========  ========  ========  ========  =======
Shares used in computing
 basic and diluted net
 loss per share.........        --      726     2,528     2,945     3,839     3,584    4,232
                           =======  =======  ========  ========  ========  ========  =======
Pro forma basic and
 diluted net loss per
 share..................                                         $  (0.86)           $ (0.19)
                                                                 ========            =======
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................                                           15,524             15,944
                                                                 ========            =======

                                      December 31,
                         -------------------------------------------   March 31,
                         1994    1995     1996      1997      1998       1999
                         -----  -------  -------  --------  --------  -----------
Consolidated Balance
 Sheet Data:                               (in thousands)
                                                                      (unaudited)
Cash, cash equivalents
 and short-term
 investments............ $  32  $   900  $ 4,799  $ 15,112  $  3,764  $     4,747
Working capital.........   (94)     696    4,147    16,028     3,092        3,859
Total assets............    89    1,211    6,093    18,854     8,878       12,091
Long-term portion of
 debt and capital lease
 obligations............    13       42       77       240       586        3,758
Redeemable convertible
 preferred stock and
 related warrants.......    --    1,949   11,949    36,644    37,346       37,627
Total stockholders'
 equity (deficit).......  (277)  (1,077)  (7,338)  (20,219)  (33,364)     (35,824)

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

  Ramp Networks is a leading provider of easy-to-use, reliable and affordable shared Internet access solutions for the small office market, which includes small businesses, remote and branch offices of large corporations, and home offices. Our WebRamp product family allows multiple users in a small office to share the same Internet connection simultaneously while optimizing each user's access speed. Our WebRamp product family is a flexible and scalable platform that provides software-based routing and bridging functionality to deliver Internet-enabled applications and services. Our products support existing analog phone lines, as well as ISDN and emerging access technologies such as DSL and cable modems. Our Connection Optimized Link Technology enables multiple users to access the Internet simultaneously through regular phone lines and analog modems at up to three times the access speed of a single analog connection.

  We were incorporated in February 1994 and expect to reincorporate in Delaware prior to the completion of this offering. Our wholly-owned subsidiary, Ramp Networks Private Limited, is incorporated in India and performs research and development for us. From our inception in February 1994 through early 1995, we were focused on developing products for the asynchronous transfer mode market. We subsequently licensed this technology to a related party and focused on the small office market for shared Internet access solutions. From early 1995 through May 1996, our operating activities were related primarily to developing, prototyping and testing our first WebRamp product, staffing our administrative, sales and marketing and operations organizations, and establishing relationships with resellers, ISPs and mail order catalogs for the distribution of our products. In June 1996, we commenced shipments of our first ISDN-based WebRamp product. Since February 1997, we have introduced new products on a regular basis.

  Our revenue is derived primarily from the sale of our WebRamp family of products. We market and sell our products in a two-tier distribution system primarily to distributors, such as Ingram Micro and Tech Data, who then resell our products to VARs, selected retail outlets, mail order catalogs and ISPs. These resellers then sell our products to end-users. In 1998, sales to Ingram Micro accounted for 26% of our revenue and sales to Tech Data accounted for 24% of our revenue. The level of sales to any customer may vary from quarter to quarter. However, we expect that sales to Ingram Micro and Tech Data will continue to represent a significant portion of our revenue. We also sell our products to OEMs, and have recently begun to sell our products directly through our Web site. Our OEMs include Asante, IBM and Compaq, and we have recently entered into OEM agreements with Diamond Multimedia and Nortel-Netgear.

  Revenue is recognized upon transfer of title and risks of ownership, which generally occurs upon product shipment. Certain agreements with distributors and retailers provide for rights of return, co-op advertising, price protection and stock rotation rights. We provide an allowance for returns and price adjustments and provide a warranty reserve at the point of revenue recognition. Reserves are adjusted periodically based upon historical experience and anticipated future returns, price adjustments and warranty costs.

  We expect to experience price pressure due to the impact of competition. In addition, OEM unit pricing is generally lower than distribution pricing. Pricing in the OEM market depends on the specific features and functional content of the products sold, the degree of integration with the OEM's products, purchase volumes and the level of sales and service support.

  Our cost of revenue has declined as a percentage of revenue since we first began shipping products. The initial higher cost of revenue included higher component and manufacturing costs associated with lower initial production volumes, as well as overhead costs which were applied to a lower number of units produced. As volumes have increased, our cost of revenue has declined as a percentage of revenue as a result of lower costs in components, manufacturing and overhead. Our gross margins are affected by fluctuations in manufacturing volumes and component costs, the mix of products sold and the mix of distribution channels through which our products are sold. Unless we manage each of these factors effectively, our gross margins will decrease. Historically, our gross margins have improved year over year, but we cannot assure you that we will maintain or increase our gross margins.

  Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants and outside service providers, and prototyping expenses related to the design, development and testing of our products. Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and support functions, as well as costs associated with promotional and other sales activities. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and human resources personnel, professional fees, and other corporate expenses. We expect expenses relating to research and development, sales and marketing, general and administrative and operations to increase in absolute dollars. However, the percentage of revenue that each of these categories represents will vary depending on the rate of our revenue growth and investments that may be required to support the development of new products and our penetration of new markets.

  In connection with the grant of certain stock options to employees during 1998 and the first quarter of 1999, we recorded deferred compensation of $111,000 and $2.4 million, respectively. Deferred compensation is presented as a reduction of stockholders' equity and amortized ratably over the vesting period of the applicable options. We will expense the balance ratably over the remainder of the vesting period of the options. During 1998 and the first quarter of 1999, we recognized $7,000 and $376,000, respectively, of the deferred compensation amount as compensation expense. During 1998 and the first quarter of 1999, we also had a non-cash compensation expense of $162,000 and $108,000, respectively, related to stock options granted to consultants. See Note 6 to Consolidated Financial Statements.

  Since our inception we have incurred significant losses and, as of March 31, 1999, we had an accumulated deficit of $36.9 million. These losses have resulted primarily from our activities to develop our products, establish brand recognition and to develop our distribution channels.

  As of December 31, 1998, we had operating loss carry-forwards of $29.2 million for federal purposes and $11.3 million for state purposes. The federal and state net operating loss carry-forwards expire on various dates through 2018. We have provided a full valuation allowance against our deferred tax assets, consisting primarily of net operating loss carry-forwards, because of the uncertainty regarding their realization. Further, these net operating loss carry-forwards could be subject to limitations due to changes in our ownership resulting from equity financings.

Results of Operations

  The following table sets forth certain financial data for the periods indicated as a percentage of revenue.

                                                                Three Months
                                                                   Ended
                               Years Ended December 31,          March 31,
                              ------------------------------   ---------------
                                1996       1997       1998      1998     1999
                              ---------   --------  --------   -------  ------
Revenue......................     100.0 %   100.0 %    100.0 %   100.0%  100.0%
Cost of revenue..............      90.0      87.2       71.2      76.6    67.3
                              ---------   -------   --------   -------  ------
Gross margin.................      10.0      12.8       28.8      23.4    32.7
                              ---------   -------   --------   -------  ------
Operating expenses:
  Research and development...     494.4      75.1       66.5      82.1    32.4
  Sales and marketing........     595.6     123.5       88.2      78.9    54.0
  General and
   administrative............     201.7      22.6       14.4      12.4    12.1
  Amortization of deferred
   compensation..............       --        --         --        --      9.7
                              ---------   -------   --------   -------  ------
    Total operating
     expenses................   1,291.7     221.2      169.1     173.4   108.2
                              ---------   -------   --------   -------  ------
Loss from operations.........  (1,281.7)   (208.4)   (140.3)    (150.0)  (75.5)
Other income (expense).......      58.6       2.0        4.3       7.4    (1.5)
                              ---------   -------   --------   -------  ------
Net loss.....................  (1,223.1)%  (206.4)%   (136.0)% (142.6)% (77.0)%
                              =========   =======   ========   =======  ======

 Three Months Ended March 31, 1999 and 1998

  Revenue. Revenue in the three months ended March 31, 1999 was $3.9 million, an increase of 47% over $2.6 million in the three months ended March 31, 1998. This increase was due to increased sales of our WebRamp family of products, particularly the WebRamp 300, 310 and 310i and increased sales in Europe, partially offset by a decrease in OEM sales. In the three months ended March 31, 1999, sales in North America, excluding sales to OEMs that comprised 23% of revenue, were 56% of revenue, sales in Asia were 9% of revenue and sales in Europe were 12% of revenue. In the three months ended March 31, 1998, sales in North America, excluding sales to OEMs that comprised 31% of revenue, were 54% of revenue, sales in Asia were 12% of revenue and sales in Europe were 3% of revenue.

  Gross margin. Gross margin was $1.3 million in the three months ended March 31, 1999, representing 33% of revenue. Gross margin was $618,000 in the three months ended March 31, 1998, representing 23% of revenue. The increase in gross margin percentage resulted from reduced per unit component costs due to higher purchasing volumes and lower manufacturing cost per unit associated with higher production volumes.

  Research and development expenses. Research and development expenses were $1.3 million in the three months ended March 31, 1999, a decrease from $2.2 million in the three months ended March 31, 1998. The decrease is primarily due to $969,000 of charges recorded in the three months ended March 31, 1998 related to the acquisition of certain technology for sending faxes over the Internet which had not yet achieved technological feasability. Excluding this charge, research and development expenses were slightly lower in the three months ended March 31, 1999 due to the completion of certain key research projects in 1998.

  Sales and marketing expenses. Sales and marketing expenses were $2.1 million in both the three months ended March 31, 1999 and 1998. In both periods, spending was focused on developing the sales organization, building the distribution channel and on developing the WebRamp brand.

  General and administrative expenses. General and administrative expenses were $471,000 in the three months ended March 31, 1999 and $327,000 in the three months ended March 31, 1998. This increase in general and administrative expenses was due to the hiring of additional personnel.

  Amortization of deferred compensation. Amortization of deferred compensation was $376,000 in the three months ended March 31, 1999. This amortization is due to deferred compensation of approximately $2.5 million, related to stock options granted in the year ended December 31, 1998 and the three months ended March 31, 1999, which we are amortizing over the vesting periods of the applicable options. There was no amortization of deferred compensation in the three months ended March 31, 1998.

 Years Ended December 31, 1998, 1997 and 1996

  Revenue. Revenue in 1998 was $9.9 million, an increase of 76% over $5.6 million in 1997. This increase was attributable to new product introductions such as the WebRamp M3t, M3i, M3i+ and the WebRamp 300 family of products, our European product launch, and increased sales in the North American channel due to our recruitment of resellers and our promotional programs to establish brand recognition. These factors were partially offset by a decrease in OEM sales to Compaq as compared to 1997. In 1998, sales in North America, excluding sales to OEMs that comprised 14% of revenue, were 65% of revenue, sales in Asia were 11% of revenue and sales in Europe were 10% of revenue. Revenue in 1997 was $5.6 million, as compared to $517,000 in 1996. Revenue increased to $5.6 million in 1997 as a result of a full year of shipping products in 1997 versus two quarters of shipping products in 1996, as well as higher sales in North America, including growth in our OEM business with Compaq and sales in Asia. In 1997, sales in North America, excluding sales to OEMs that comprised 39% of revenue, were 42% of revenue and sales in Asia were 19% of revenue. There were no sales in Europe in 1997 as that channel had not yet been established.

  Gross margin. Gross margin was $2.8 million in 1998, representing 29% of revenue. In 1998, cost of revenue as a percentage of revenue was reduced as a result of price negotiations with our vendors. In 1997, gross margin was $715,000 or 13% of revenue, an increase from a gross margin of $52,000 in 1996, or 10% of revenue. In 1996 and 1997, cost of revenue included higher component and manufacturing costs associated with lower initial production volumes, as well as manufacturing start-up and overhead costs which were applied to a relatively low number of units produced.

  Research and development expenses. Research and development expenses were $6.6 million in 1998, an increase from $4.2 million in 1997 and $2.6 million in 1996. These increases were primarily due to increases in personnel in the U.S. and India as well as project related expenses. In addition, in the first quarter of 1998, we acquired technology for sending faxes over the Internet. Related expenses of $969,000 were charged to research and development because the technology acquired and related products were in the early stages of development and had not yet achieved technological feasability.

  Sales and marketing expenses. Sales and marketing expenses were $8.7 million in 1998, an increase from $6.9 million in 1997 and $3.1 million in 1996. These increases were primarily due to the hiring of additional sales and marketing personnel, as well as increases in advertising and promotional activities.

  General and administrative expenses. General and administrative expenses were $1.4 million in 1998, an increase from $1.3 million in 1997 and $1.0 million in 1996. These increases were primarily due to increases in the number of administrative personnel, professional services fees and facility expenses to support the growth of our operations.

  Amortization of deferred compensation. During 1998, we recorded total deferred compensation of $111,000 in connection with stock options grants. We are amortizing this amount over the vesting periods of the applicable options, resulting in amortization expense of $7,000 in 1998.

Quarterly Results of Operations

  The following tables set forth certain unaudited statements of operations data for each of the nine quarters ended March 31, 1999, as well as such data expressed as a percentage of our revenue for the quarters presented. This unaudited quarterly information has been prepared on the same basis as our audited financial statements and, in the opinion of our management, reflects all normal recurring adjustments that we consider necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                           Three Months Ended
                          --------------------------------------------------------------------------------------------------
                          March 31,   June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,
                            1997        1997       1997       1997       1998       1998       1998       1998       1999
                          ---------   --------   ---------  --------   ---------  --------   ---------  --------   ---------
                                                             (in thousands)
Revenue.................  $    225    $ 1,005     $ 1,503   $ 2,854     $ 2,644   $ 1,860     $ 2,380   $ 2,974     $ 3,883
Cost of revenue.........       239        971       1,449     2,213       2,026     1,339       1,649     2,005       2,612
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Gross margin............       (14)        34          54       641         618       521         731       969       1,271
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Operating expenses:
  Research and
   development..........       976        964       1,090     1,166       2,172     1,538       1,302     1,544       1,258
  Sales and marketing...     1,543      1,951       1,697     1,711       2,086     2,110       2,287     2,216       2,097
  General and
   administrative.......       294        321         245       400         327       364         326       404         471
  Amortization of
   deferred
   compensation.........        --         --          --        --          --        --          --         7         376
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Total operating
 expenses...............     2,813      3,236       3,032     3,277       4,585     4,012       3,915     4,171       4,202
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Loss from operations....    (2,827)    (3,202)     (2,978)   (2,636)     (3,967)   (3,491)     (3,184)   (3,202)     (2,931)
Other income (expense)..        (3)        53         (97)      156         196       176         119       (65)        (58)
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Net loss................   $(2,830)   $(3,149)    $(3,075)  $(2,480)    $(3,771)  $(3,315)    $(3,065)  $(3,267)    $(2,989)
                          ========    =======     =======   =======     =======   =======     =======   =======     =======
                                                       As a Percentage of Revenue
                          --------------------------------------------------------------------------------------------------
                          March 31,   June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,
                            1997        1997       1997       1997       1998       1998       1998       1998       1999
                          ---------   --------   ---------  --------   ---------  --------   ---------  --------   ---------
Revenue.................     100.0 %    100.0 %     100.0 %   100.0 %     100.0 %   100.0 %     100.0 %   100.0 %     100.0 %
Cost of revenue.........     106.2       96.6        96.4      77.5        76.6      72.0        69.3      67.4        67.3
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Gross margin............      (6.2)       3.4         3.6      22.5        23.4      28.0        30.7      32.6        32.7
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Operating expenses:
  Research and
   development..........     433.8       95.9        72.5      40.9        82.1      82.7        54.7      51.9        32.4
  Sales and marketing...     685.8      194.1       112.9      60.0        78.9     113.4        96.1      74.5        54.0
  General and
   administrative.......     130.6       31.9        16.3      14.0        12.4      19.6        13.7      13.8        12.1
  Amortization of
   deferred
   compensation.........        --         --          --        --          --        --          --        --         9.7
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Total operating
 expenses...............   1,250.2      321.9       201.7     114.9       173.4     215.7       164.5     140.2       108.2
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Loss from operations....  (1,256.4)    (318.5)     (198.1)    (92.4)     (150.0)   (187.7)     (133.8)   (107.6)      (75.5)
Other income (expense)..      (1.3)       5.3        (6.5)      5.5         7.4       9.5         5.0      (2.3)       (1.5)
                          --------    -------     -------   -------     -------   -------     -------   -------     -------
Net loss................  (1,257.7)%   (313.2)%    (204.6)%   (86.9)%    (142.6)%  (178.2)%    (128.8)%  (109.9)%     (77.0)%
                          ========    =======     =======   =======     =======   =======     =======   =======     =======

  Our quarterly revenue increased throughout 1997, reaching $2.9 million in the fourth quarter. The increase in revenue during this period primarily resulted from the introduction of the WebRamp M3 analog router, the introduction of an ISDN product designed for Compaq, and growth in the North American channel. Sales to Compaq peaked at 45% of revenue in the three months ended December 31, 1997 and declined to 2% of revenue in the three months ended June 30, 1998. The decrease in sales to Compaq resulted in two consecutive quarters of revenue declines. Revenue decreased from $2.9 million in the three months ended December 31, 1997 to $2.6 million in the three months ended March 31, 1998 and to $1.9 million in the three months ended June 30, 1998. Continued growth in sales of WebRamp products in non-OEM channels was not sufficient to offset the decline in sales to Compaq. Revenue grew each quarter since the three months ended June 30, 1998 as we continued to build our distribution channels and VAR network, and expanded our geographic presence.

  Gross margin has generally increased each quarter since the three months ended March 31, 1997. Gross margin increased from (6)% in the three months ended March 31, 1997 to 33% in the three months ended March 31, 1999. These increases have been due to reduced production costs on a per unit basis as manufacturing volumes increased, a reduction in materials costs due to negotiation of component prices, improved absorption of manufacturing infrastructure and the introduction of new products with increased functionality, higher average selling prices and higher gross margins.

  Operating expenses increased from $2.8 million in the three months ending March 31, 1997 to $3.3 million in the three months ended December 31, 1997. Increases over this period were primarily related to product promotions and the development of new products. Sales and marketing expense fluctuations have been due primarily to the level of expenses associated with new product introductions. From the three months ended December 31, 1997 to the three months ended March 31, 1998, quarterly operating expenses increased from $3.3 million to $4.6 million. This increase was due to an increase in sales personnel, as well as $969,000 in costs related to the acquisition of technology for sending faxes over the Internet that is currently being incorporated into our products. Excluding the impact of this charge, operating expenses increased from $3.6 million in the three months ended March 31, 1998 to $4.2 million in the three months ended March 31, 1999, primarily due to increased personnel and amortization of deferred compensation.

Liquidity and Capital Resources

  Our principal sources of liquidity as of March 31, 1999 consisted of $4.7 million in cash and cash equivalents, a $2.0 million fixed asset lease line, a working capital credit facility with a borrowing limit of up to the lower of $5.0 million or 100% of eligible accounts receivable and 50% of inventory, and a $3.0 million bridge loan facility. As of March 31, 1999, we had utilized $359,000 under the fixed asset lease line. Borrowings under the fixed asset lease line bear interest at 7%, are payable ratably over a 36 month term, are subject to a 15% termination payment and are secured by the fixed assets that are leased under the line. As of March 31, 1999, we had borrowed $1.0 million under the working capital credit facility. Borrowings under this facility bear interest at 8.4%, are payable ratably over a 36 month term, are subject to a termination payment of 12.5% and are secured by our receivables and inventory. Also as of March 31, 1999, we had borrowed $3.0 million under our bridge loan facility. Borrowings under this facility bear interest at 14.6% and are payable ratably over a 36 month term. Certain of these debt agreements contain provisions that limit the payment of cash dividends.

  Since inception, we have financed our operations primarily through the sale of redeemable convertible preferred stock, for aggregate proceeds of approximately $35.9 million, capital equipment lease lines and working capital lines of credit.

  Cash utilized by operating activities was $3.2 million in the three months ended March 31, 1999, $10.8 million in 1998, $12.8 million in 1997 and
$5.7 million in 1996. The cash utilized in each of these years was due to net losses, as well as working capital required to fund our growth in operations, including accounts receivable and inventory. Cash used in investing activities primarily consisted of capital expenditures of $84,000 in the three months ended March 31, 1999, $1.1 million in 1998, $428,000 in 1997 and $355,000 in
1996 for computer equipment and furniture.

  We believe the net proceeds of this offering, together with our existing cash balances and available lines of credit, will be sufficient to meet our cash requirements at least through the next twelve months. However, we may be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. We cannot assure you that additional equity or debt financing, if required, will be available on acceptable terms or at all.

Year 2000 Readiness Disclosure

  Many computers, software, and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "year 2000 problem."

  Assessment. The year 2000 problem affects the computers, software and other equipment that we use, operate or maintain for our operations. Accordingly, we have organized a program team responsible for monitoring the assessment and remediation status of our year 2000 projects and reporting such status to our board of directors. This project team is currently assessing the potential effect and costs of remediating the year 2000 problem for our internal systems. To date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our year 2000 problems or the costs associated with these activities.

  Internal infrastructure. We believe that we have identified approximately 120 personal computers and servers, 10 software applications, and our enterprise resource planning system and related equipment used in connection with our internal operations that will need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Upon completion of such evaluation, which we expect to occur by June 30, 1999, we expect to commence the process of modifying, upgrading, and replacing major systems that have been assessed as adversely affected, and expect to complete this process before the occurrence of any material disruption of our business.

  Systems other than information technology systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems, and other common devices, of which there are approximately 10, may be affected by the year 2000 problem. We are currently assessing the potential effect and costs of remediating the year 2000 problem on our office equipment and our facilities in Santa Clara, California and Hyderabad, India.

  Products. We have tested and intend to continue to test all of our products for year 2000 problems. To date, we have been able to correct any problems with our products relating to the year 2000 problem prior to releasing them to our customers. We currently do not expect any significant year 2000 problems to arise with our products. However, we have represented to our resellers and OEMs that our products are year 2000 compliant, and if that turns out to be untrue, these parties may make claims against us which may result in litigation or contract terminations.

  We estimate the total cost to us of completing any required modifications, upgrades or replacements of our internal systems will not exceed $100,000, almost all of which we believe will be incurred during calendar 1999. Based on the activities described above, we do not believe that the year 2000 problem will have a material adverse effect on our business or operating results. In addition, we have not deferred any material information technology projects as a result of our year 2000 problem activities.

  Suppliers. We are checking the Web sites of third-party suppliers of components used in the manufacture of our products to determine if these suppliers are certifying that the components they provide us are year 2000 compliant. To date, we believe all critical components that we obtain from third party suppliers are year 2000 compliant. We expect that we will be able to resolve any significant year 2000 problems with third-party suppliers of components; however, we cannot assure you that these suppliers will resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to timely resolve year 2000 problems with their systems could harm our business.

  Most likely consequences of year 2000 problems. We expect to identify and resolve all year 2000 problems that could adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, no one can accurately predict how many year 2000 problem-related failures will occur or the severity, duration or financial consequences of these perhaps inevitable failures. As a result, we believe that the following consequences are possible:

  . a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

  . business disputes and claims for pricing adjustments or penalties due to year 2000 problems by our customers, resellers and OEMs; and

  . a number of serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

  Contingency plans. We are currently developing contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting our internal systems are not effective. We expect to complete our contingency plans by the end of September 1999. Depending on the systems affected, these plans could include:

  . accelerated replacement of affected equipment or software;

  . short to medium-term use of backup equipment and software;

  . increased work hours for our personnel; and

  . use of contract personnel to correct on an accelerated schedule any year
    2000 problems that arise or to provide manual workarounds for information systems.

  Our implementation of any of these contingency plans could adversely affect our business.

  Disclaimer. The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance and the level of incremental costs associated therewith, could be adversely affected by, among other things, availability and cost of programming and testing resources, third party suppliers' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

Recently Issued Accounting Standards

  In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." SOP 98-9 amends SOP 97-2, "Software Revenue Recognition," and SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, 'Software Revenue Recognition," by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We do not anticipate that these statements will have a material adverse impact on our consolidated financial statements.

Qualitative and Quantitative Disclosure about Market Risk

  Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material interest rate risk exposure. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS

Overview

  Ramp Networks is a leading provider of easy-to-use, reliable and affordable shared Internet access solutions for the small office market, which includes small businesses, remote and branch offices of large corporations, and home offices. Our WebRamp product family allows multiple users in a small office to share the same Internet connection simultaneously while optimizing each user's access speed. Our WebRamp product family is a flexible and scalable platform that provides software-based routing and bridging functionality to deliver Internet-enabled applications and services. Our products support existing analog phone lines, as well as ISDN and emerging access technologies such as DSL and cable modems. Our Connection Optimized Link Technology enables multiple users to access the Internet simultaneously through regular phone lines and analog modems at up to three times the access speed of a single analog connection. We primarily market and sell our products through North American, European and Asian based distributors who sell our products to a network of resellers, including value added resellers, selected retail outlets, mail order catalogs and ISPs. As of March 31, 1999, we had relationships with over 4,500 resellers in North America alone.

Industry Background

 Importance of Internet Access to Small Offices

  The Internet has experienced rapid growth in recent years as evidenced by the volume of Internet traffic and the numbers of Internet users, Web sites and Internet-based applications. This rapid growth is expected to continue as businesses increasingly use the Internet to access and share information and to interact with a large number of geographically dispersed consumers and business partners. Furthermore, an Internet-based economy is emerging as businesses continue to use the Internet to sell products and services, implement electronic commerce initiatives and utilize new generations of Internet-enabled business applications.

  Participation in this emerging Internet-based economy and realization of the benefits and efficiencies facilitated by new Internet-enabled business applications are becoming increasingly important for the small office market. The small office market includes small businesses, remote and branch offices of large corporations, and home offices. The Internet allows small businesses to communicate more effectively with their suppliers and customers and to access and share critical business information both internally and with their business partners. Remote and branch offices of larger corporations that are linked to each other and to their main offices via the Internet are also realizing improved communications and more efficient business interactions. The Internet also presents an opportunity for many small businesses to sell their products and deliver their services directly to customers without using traditional wholesale and retail channels. In addition, Internet-enabled business applications allow small offices to perform a variety of business functions online, such as purchasing, inventory management, marketing, recruiting and customer service. Overall, the Internet and the business applications enabled by the Internet present tremendous opportunities for small offices to improve business communications, collaborate with partners and suppliers, perform important business processes online and realize cost and operational efficiencies that will position them to compete more effectively with larger organizations that have greater resources and market presence.

 Internet Access Technologies Facilitate New Applications

  Analog dial-up modems currently represent the most widely utilized method of accessing the Internet. While many markets worldwide will continue to depend on analog Internet access technologies, new high-speed and high-bandwidth Internet access technologies such as DSL and cable modems have emerged in recent years. According to TeleChoice, DSL connections, which utilize the same copper wire infrastructure that provides telephone service to most residential and business locations, are projected to grow from approximately 250,000 in 1999 to more than 2.3 million in 2002. Likewise, cable modem service providers and equipment manufacturers have experienced significant growth in the number of subscribers and deployments over the past several years.

  Because these emerging access technologies offer greater bandwidth and provide much higher access speeds, they enable a variety of new data intensive, multimedia and graphical applications, as well as new integrated voice and high-speed data connectivity services. As DSL and cable modem access technologies become more affordable and widely available, they will present increasingly attractive alternatives for satisfying the Internet access requirements of small offices. In addition, small offices will experience an even greater need to access the Internet via these emerging technologies as new generations of business applications emerge that larger competitors can already access through relatively expensive dedicated high-speed leased lines. Furthermore, the higher cost of DSL and cable modem access technologies relative to analog technologies will increase the need of small offices for shared Internet access solutions that enable total implementation costs to be allocated across a greater number of users.

 Today's Small Office Internet Access Environment

  Access Media International estimates that in 1998 there were approximately 85 million small businesses worldwide with fewer than 100 employees that could afford and benefit from information technology solutions, including approximately 7.2 million small businesses in the United States alone. International Data Corporation estimates that the percentage of the number of small businesses with access to the Internet increased from approximately 26% in 1997 to approximately 50% in 1998 and is projected to increase to approximately 65% by 2001. Despite the large size of the small office market and increasing demand for viable Internet access solutions, most networking and personal computing vendors have tailored their product offerings and Internet access solutions for either the large corporate market or the consumer market. As a result, there are limited shared Internet access solutions designed to accommodate the specific needs of the small office market. Small office Internet access requirements include the following:

  . Shared Access. Many small offices have addressed the Internet access problem by installing a single dedicated computer that is connected to the Internet via a modem, an analog phone line and a single Internet service account shared by all users in the office. This approach is inefficient in that it requires users to wait in line until the Internet terminal becomes available. In addition, productivity is often reduced since many users fail to utilize the Internet because it is not conveniently accessible from their individual workplaces. As an alternative, some small offices have added additional modems, analog phone lines and Internet service accounts for each employee requiring Internet access. However, maintaining separate Internet connections for each user is costly and difficult to manage. Moreover, neither of these solutions enable shared Internet access among multiple users, which is critical to achieving cost efficiencies and benefiting from the information sharing, communications and operational advantages offered by the Internet and Internet-enabled business applications.

  . Ease of Installation and Use. Most small offices lack in-house information technology personnel as well as sufficient resources to hire outside system integration consultants to implement and maintain complex Internet access solutions. Therefore, small offices require Internet access solutions that are easy to install, use, maintain and upgrade.

  . Affordability. Small offices are often subject to tight budgetary constraints. Therefore, the server-based and router-based local area networking solutions that have been widely adopted by larger organizations to accommodate shared access often are prohibitively expensive for small offices.

  . Scalability and Compatibility. Small offices need Internet access solutions that accommodate their current requirements and can be scaled to accommodate additional users as their businesses grow. In addition, small offices seek solutions that meet these needs without having to replace existing systems, invest significant capital in upgrades or employ in-house information technology personnel. Further, most small offices have already made significant investments in computer hardware, modems and software, and in many cases utilize widely available analog access technologies. As a result, small offices require Internet access solutions that are compatible with existing hardware and software and flexible enough to support analog access technologies, as well as ISDN and emerging high-speed access technologies such as DSL and cable modems.

  . Platform for New Applications and Services. Small offices also seek
    Internet access solutions that serve as a platform for the deployment of new applications and services enabled by the Internet and the emergence of high-speed access technologies.

 The Small Office Market Opportunity for Shared Internet Access Solutions

  Access Media International estimates that the number of small businesses in the United States using shared Internet access will grow from 400,000 in 1998 to 1.3 million by the year 2000, representing a three year annual compound growth rate of 80%. However, affordable shared Internet access products currently offered by networking equipment and software vendors typically lack the flexibility and features required by most small offices. As a result, a significant portion of the small office market has been unable to realize by the business benefits of the Internet and fully participate in the emerging Internet-based economy. As the Internet grows, electronic commerce initiatives are adopted and new applications facilitated by emerging high-speed access technologies are introduced, the inability of small offices to effectively access the Internet will become an increasingly significant competitive disadvantage. To more fully participate in the evolving uses of the Internet, the small office market requires easy-to-use, affordable and scalable products that enable shared Internet access by multiple users and support a full range of existing and emerging Internet-enabled applications and services.

The WebRamp Solution

  Our WebRamp solution is a software-based, multi-user platform that provides an easy-to-use, reliable and affordable shared Internet access solution for the small office market. Our solution allows multiple users in a small office to share the same Internet connection simultaneously while optimizing each user's access speed. Further, our solution is designed to overcome the limitations of existing Internet access solutions by offering a flexible and scalable platform for software-based routing and bridging functionality to deliver Internet-enabled applications and services. The WebRamp product family supports existing analog phone lines, as well as ISDN and emerging high-speed access technologies such as DSL and cable modems. In addition, our Connection

Optimized Link Technology extends the benefits of analog technology by enabling multiple users to access the Internet simultaneously through regular phone lines and analog modems at up to three times the access speed of a single analog connection. The WebRamp product family offers small offices the following key benefits:

  Efficient Shared Internet Access. The WebRamp product family enables the entire office to share information, use e-mail and access the Internet independent of the access technology utilized. Multiple users in an office can share a single Internet connection and ISP account. In addition, users are able to connect simultaneously to a remote office LAN and the Internet.

  Ease of Installation and Use. The WebRamp product family delivers a plug-and-play shared Internet access solution. To facilitate easy installation, the WebRamp package contains a QuickStart poster with step-by-step installation instructions and easy-to-follow diagrams and illustrations for a variety of network environments. Using our EasyStart software, users can determine whether their Windows computers are appropriately configured to connect to the WebRamp product. Our Express Internet software provides a single screen configuration to connect the entire office to the Internet. Our WebRamp products work within most existing environments and operating systems, such as Windows, Macintosh or UNIX, and are compatible with most network architectures and all major Internet access technologies.

  High-Speed Access. The WebRamp product family supports all major Internet access technologies used by small offices, including analog, ISDN, DSL and cable modems. Our routing software allows multiple users to connect simultaneously to the Internet and allocates bandwidth among active users to optimize each user's access speed. In addition, our Connection Optimized Link Technology aggregates the bandwidth of multiple analog or ISDN lines to create access speeds that are up to three times the access speed of a single analog or ISDN connection.

  Low Cost of Ownership. The WebRamp product family is designed to minimize installation, maintenance and Internet access expenditures by enabling users in small offices to share a single Internet connection and ISP account. In addition, the ease of installation and use of the WebRamp product family enables small offices to avoid hiring in-house information technology personnel that would be otherwise required to implement and maintain an effective Internet access solution.

  Scalability and Compatibility. The WebRamp product family is designed to accommodate additional users easily and to be compatible with most widely-used computers, software, modems and terminal adapters. This broad compatibility enables most small offices to leverage prior technology investments by utilizing WebRamp products with hardware and software that has already been installed.

  Platform for New Applications and Services. We have designed the WebRamp product family to facilitate effective delivery of value-added Internet-enabled applications and services such as fax and voice over Internet, virtual private networking, remote dial-in and advanced security features. Our WebRamp architecture allows software-based applications to be easily downloaded and implemented and also provides us a platform to deliver new Internet-enabled applications and services to our customers.

[Graphic: The inserted artwork depicts a before/after scenario. In the form of four squares within one large square, the two boxes on the left side depict topologies of 2 networks without Ramp Networking products. The box on the upper left is titled "Internet PC" and is described as "Sharing one Internet connection for the entire office." The box on the lower right is titled "Modem Mangled" and is described as "Adding modems, phone lines and ISP accounts for each user." The two boxes to the right of those boxes depict the same network with the Ramp Network with the Ramp Network product incorporated into the network.]

Strategy

  Our objective is to be the leading provider of shared Internet access solutions to the small office market. The following are key elements of our business strategy:

  Continue Our Small Office Market Focus. Our fundamental strategy is to provide affordable and flexible shared Internet access solutions that enable the small office to participate in the emerging Internet-based economy and benefit from existing and emerging technologies and Internet-enabled business applications and services. We believe that in order to remain competitive, small offices will experience an increasing need to access the Internet. We also believe that the Internet access solutions currently offered by most personal computing and networking vendors continue to be relatively expensive, technically complex and generally unable to satisfy the unique requirements of the small office market. Therefore, we believe the opportunity in the small office market is significant and we intend to continue to focus our product development efforts, distribution strategies and support services to satisfy the specific requirements of the small office market.

  Support Existing and Emerging Access Technologies. Our products are designed to support all major Internet access technologies used by small offices, including analog, ISDN, DSL and cable modems. We believe our strategy of developing products that are access technology independent will enable our installed and future customer base to benefit from the deployment of emerging broadband technologies. Further, we believe emerging broadband technologies will increase the demand in small offices for shared Internet access solutions. Therefore, we intend to support the commercialization of new broadband technologies in the design of our product offerings and by pursuing partnering relationships with broadband technology providers while continuing to penetrate the existing market for our analog-based products.

  Leverage Our Platform to Deliver New Internet Applications and Services. Our products are based on a common technology platform designed to enable the delivery of new Internet-enabled applications and services to the small office market. As emerging broadband access technologies such as DSL and cable modems become more affordable and readily available, the small office market will be able to utilize new data intensive, multimedia and graphical applications supported by these access technologies. Therefore, we intend to continue to develop the architecture of our WebRamp products to serve as a platform to deliver new Internet-enabled applications and services to the small office market. We are also further enhancing the ease-of-use of our products through emerging technologies such as Java/Jini, and we are adding new features to our products using encryption and virtual private networking technologies. In addition, we are developing new Internet applications and services that address the trend toward voice and data integration.

  Build Our Network of Value Added Resellers. We have invested significant resources to develop a network of over 4,500 value added resellers in North America. We believe the size of our distribution channel and the nature of our distribution relationships differentiates us from other companies addressing the needs of the small office market. We believe our relationships with value added resellers enable us to reach the small office market effectively with our product solutions and to launch new products quickly. In addition, we believe that the distribution channels we have developed will make it attractive for third parties, such as emerging service providers, to enter into co-marketing or other partnership arrangements with us in order to utilize our distribution network. We intend to further expand and develop our relationships with value added resellers through increased technical training and support and through marketing programs and materials.

  Expand Our Distribution Channels. We believe developing and maintaining strong distribution channels is a key element in our current and continued success in reaching the broad small office market. We currently sell our products through our OEM relationships with industry leaders such as Compaq and IBM, and have recently entered into an OEM agreement with Nortel-Netgear. We intend to leverage the brand recognition and established worldwide channels of these and other OEMs to reach the multi-PC home market and to further penetrate the small office market. We also intend to expand our international distribution channels, focusing on markets with high analog penetration and Internet access growth. We believe that our broad range of analog products will be particularly attractive in emerging international markets that do not have digital access infrastructures and will continue to depend on analog access technologies. We currently market our products through distribution partners in Australia, France, India, Ireland, Italy, Korea, Malaysia, People's Republic of China (including Hong Kong), Singapore, Spain, Taiwan, and the United Kingdom. We intend to expand our geographical reach with local resellers in these regions and to expand distribution into new regions such as South America.

  Leverage Our WebRamp Brand Name. We believe that we have established a leading brand name in the small office market. Our brand name is identified with easy-to-use, affordable, scalable, reliable and innovative shared Internet access solutions. We believe that strong brand recognition contributes to our resellers' initial WebRamp sales efforts as well as follow-on sales of software options and additional products and services to our installed customer base. We have taken advantage of our established brand by co-marketing with industry leaders such as Compaq and IBM. We intend to continue to build and market our WebRamp brand through on-going public relations, advertising and co-marketing activities.

Products

  The WebRamp product line provides shared Internet access solutions for the small office market. Individual WebRamp products have been designed to satisfy the particular requirements of our customers in each of the segments within the small office market. The models within the WebRamp family of products vary with respect to the number of built-in ports, compatibility with different access technologies and the types of software-based functions that are included. All of our WebRamp products enable multiple users to access the Internet simultaneously over a single Internet connection and all of our analog products support our Connection Optimized Link Technology, which is designed to optimize access speeds. In addition, our WebRamp products have built-in security control to protect the user's network from intrusion. Each of our products is designed for ease of use, reliability, affordability and scalability and can be easily configured using our Easy Street suite of software and graphical user interface.

  Our current WebRamp product line is our second generation of products. Our original product line was introduced in 1996 and our current product line, which incorporates enhancements to existing products, was introduced in 1998.

  The following table identifies the various models offered in our current WebRamp product line and summarizes the functions included in each model:

  WebRamp Model                         200i   300e 310e  310i    300Fx  410i 500i* 700s
----------------------------------------------------------------------------------------
  Built-in 4-port hub                     X      X    X     X       X     X     X      X
----------------------------------------------------------------------------------------
                                          1                 2       2     1     1
  Internal Modems                      56 Kbps           56 Kbps 56 Kbps ISDN SDSL
----------------------------------------------------------------------------------------
  External Analog or ISDN Modem Ports     1      3    3     1       1           1
----------------------------------------------------------------------------------------
  External Cable or DSL                                                   2            1
----------------------------------------------------------------------------------------
  Connect to Internet                     X      X    X     X       X     X     X      X
----------------------------------------------------------------------------------------
  Internet Faxing                                                   X
----------------------------------------------------------------------------------------
  Connect to Remote LAN                          X    X     X             X     X      X
----------------------------------------------------------------------------------------
  VPN                                            +    X     X             X            X
----------------------------------------------------------------------------------------
  Remote Dial-In                                 +    X     X
----------------------------------------------------------------------------------------
  Access Controls                         X      +    X     X             X            X
----------------------------------------------------------------------------------------
  Firewall                                                                             X
----------------------------------------------------------------------------------------

--------
+ The feature is available through an optional software upgrade.
* Scheduled to ship during the second quarter of 1999.

  WebRamp 200i. The WebRamp 200i is designed for basic Internet access for the small office or home environment and includes one internal 56 Kbps modem and a serial port to accommodate the addition of one external ISDN or analog modem. The WebRamp 200i uses our Connection Optimized Link Technology to aggregate the bandwidth of two modems.

  WebRamp 300e. The WebRamp 300e is designed for cost-sensitive users that currently have basic Internet access needs but anticipate the need for expanded functionality in the future. The WebRamp 300e has three external modem ports that allow users to utilize our Connection Optimized

Link Technology to leverage their prior investments in modems of all types and speeds. The WebRamp 300e can be upgraded as the customer's needs evolve to allow telecommuters to dial into the customer's LAN from remote locations and to support a virtual private network that provides users secure access from remote locations. The WebRamp 300e can also be upgraded to enable customers to control and specify the types of Internet access that will be made available to each of their users.

  WebRamp 310e. The WebRamp 310e is designed for users who want to leverage their prior modem investments using our Connection Optimized Link Technology but also have an immediate need for more advanced communications features. The WebRamp 310e is pre-configured to include support for telecommuters, remote LAN communications, virtual private networking and access controls.

  WebRamp 310i. The WebRamp 310i is designed for users who need an all-in-one solution with advanced Internet access features and the flexibility to add more bandwidth. The WebRamp 310i includes two internal 56 Kbps modems, supports one external ISDN or analog modem and includes all of the features of the WebRamp 310e.

  WebRamp 300Fx. The WebRamp 300Fx is designed to enable users with frequent faxing requirements to use the Internet as a cost effective alternative to faxing over the public telephone network. The WebRamp 300Fx provides the base level of WebRamp functionality and is designed to connect to a regular fax machine to send fax documents over the Internet. The WebRamp 300Fx includes two internal 56 Kbps modems and supports one external modem.

  WebRamp 410i. The WebRamp 410i is designed for users who require all of the functionality provided by the WebRamp 310i but who also have access to ISDN services and want to use their ISDN bandwidth for phone or fax purposes. The WebRamp 410i includes an integrated ISDN terminal adapter and two analog ports for phone or fax in addition to virtual private networking and access controls.

  WebRamp 500i. In April 1999, we announced the introduction of the WebRamp 500i. The WebRamp 500i is designed for small to medium-sized businesses who want to utilize the "always on" connectivity provided by DSL. The WebRamp 500i offers symmetric bandwidth at selectable speeds ranging from 128 Kbps to 1.5 Mbps over ordinary twisted pair copper wiring, offering users a choice of bandwidth and budget options. Copper Mountain Networks, a leading DSL equipment provider, has certified that the WebRamp 500i is compatible with its family of DSL concentrators and its CopperView network management software suite.

  WebRamp 700s. The WebRamp 700s is an Internet security device that works with cable or DSL modems, other WebRamp products and other routers to provide a security firewall between the user's local area network and the Internet. The WebRamp 700s also includes content control features to restrict access to certain Web sites, filter Web content, monitor user access and protect the user's network from unauthorized access. In addition, the WebRamp 700s provides an optional VPN IPSec upgrade for secure communication. The WebRamp 700s is available with 5, 25 and 100 user licenses.

Sales, Marketing and Customer Support

 Sales

  We primarily market and sell our products through a two-tier distribution structure which employs several national distributors who sell our products to a network of resellers, including VARs, selected retail outlets, mail order catalogs and ISPs, who then sell our products to end-users.

Our distributors provide inventory warehouse and credit services to our resellers. Although we do not certify our resellers, we provide them with a broad range of support services such as technical training and access to marketing materials and require them to purchase an initial WebRamp unit for resale. Our reseller network is comprised of over 4,500 VARs that are diverse in size and expertise. Some of our VARs are sole-proprietor PC and application-oriented resellers that serve local small businesses, and others are large, multi-site networking resellers that manage nationwide office roll-outs for large corporations. We also sell our products to OEMs, have recently begun to sell our products directly through our Web site and co-market our products with industry leaders.

  The following are representative lists of our OEMs, distributors, resellers and marketing partners.

   OEMs         Distributors           Resellers               Marketing Partners
-----------  ------------------- ---------------------- ---------------------------------
Asante       Ingram Micro        Ameritech              Copper Mountain Networks
Compaq       J-Tek Corp          AT&T Worldnet Canada   IBM
Diamond
 Multimedia  Logitek             Beijing SanJia Network HP Computer Products Organization
IBM          Merisel             Cable & Wireless       Lexis-Nexis
Nortel-
 Netgear     Synergy             Ideal Technology
             Tech Data           INS
             Town Sky Technology Solunet
                                 Telecom Eireann

  Our sales and marketing programs focus on markets with high PC penetration and rapid Internet growth. Our key markets include North America, Asia Pacific and Western Europe. As of March 31, 1999, we employed 36 people in sales and marketing.

  North and South America. In North America we market and sell our products through our two-tier distribution structure and have developed relationships with several national distributors, including Ingram Micro and Tech Data. In 1998, our sales to Ingram Micro accounted for 26% of revenue and our sales to Tech Data accounted for 24% of revenue.

  We have divided our North America sales effort into four sales territories:
East, Central, West and Canada. We use an internal telesales group to introduce our products to targeted resellers and end-user customers. For certain major accounts and branch office customers, we also use regionally based field sales representatives. We address sales opportunities in South America through our national distribution partners.

  Asia Pacific. We have developed key distribution partnerships in Australia, Japan and the People's Republic of China and implemented direct marketing programs to generate demand for our products in each of these countries. We also sell our products through additional distribution partnerships in other countries in the Asia Pacific region where we do not currently engage in direct marketing programs. These countries include India, Korea, Malaysia, Singapore and Taiwan.

  Western Europe. We have recently begun to market our products in Western Europe. To date, we have focused our sales efforts on the United Kingdom and Ireland. In addition, we have also begun to sell our products in other Western Europe regions, including Benelux, France, Italy, the Nordic Region and Spain.

  OEM Sales. We are expanding our market presence and brand recognition by selling our products and technologies through our OEM partnerships with industry leaders such as Asante, Compaq and IBM, and have recently entered into OEM agreements with Diamond Multimedia and Nortel-Netgear.

 Marketing

  We believe that establishing and maintaining the WebRamp brand with both our resellers and end-users in the small office market is critical to our sales and marketing efforts. We market our products with the brand attributes of ease-of-use, affordability, scalability, reliability and innovation. We believe we have developed a leading brand name for shared Internet access solutions among the resellers who service the small office market. We employ a variety of marketing programs including on-going public relations, advertising, direct mail, seminars, interactive marketing, trade show participation and co-marketing with industry partners with complementary channels and customers. We have also taken advantage of our established brand by co-marketing with industry leaders such as Copper Mountain Networks, HP Computer Products Organization, IBM and Lexis-Nexis. In addition, we support our resellers through our comprehensive Ramp eXpert program which offers sales tools, leads, technical and sales support, marketing materials and marketing development funds to our resellers to enable them to better serve the small office market.

 Customer Support

  As of March 31, 1999, we had a team of 10 customer service engineers to support our resellers and customers. Our internal support systems are highly automated using automatic call distribution and database tracking technologies and our customer service engineers respond to customer inquiries by telephone, e-mail or fax. Our support services include free installation support and a range of premium, fee-based support services, including annual service contracts and extended warranty coverage.

Customers

  WebRamp users range from global companies with many small or remote offices to single location small businesses with several users. The following case studies illustrate how certain of our customers have used our products.

  National Nonprofit Organization. Easter Seals is a nationwide nonprofit organization with over 13,000 employees and volunteers in small regional offices that need Internet access to expand their research, outreach and fund-raising efforts and to facilitate inter-office information sharing. Before utilizing WebRamp, many Easter Seals offices relied on a single direct connect modem line for Internet access, which proved inefficient and costly. A significant number of other offices did not access the Internet at all and relied on telephone, fax and mail for communications. Because of Easter Seals' limited financial resources, cost was an important consideration in choosing an Internet access solution. Further, its numerous small regional offices lacked in-house information technology personnel, and thus required a solution that could be easily implemented and managed. Using the WebRamp's VPN capabilities, Easter Seals has created a secured site for affiliates to share information on public policy, medical rehabilitation issues and confidential client information. The broad range of WebRamp solutions is also important to Easter Seals since affiliates range from large rehabilitation centers to small two to three person volunteer offices.

  Large U.S. Heating and Air Conditioning Company. This global manufacturer has more than 150 locations worldwide and has installed approximately 40 WebRamp 310e and 310i units domestically with plans to install more in its Asian and European offices. This manufacturer uses the WebRamp product family because it offers a range of products, using either internal or external analog or ISDN modems, suited to the access preferences of its individual offices, and can be quickly and easily installed by non-technical branch office personnel with minimal telephone support. The

WebRamp is used to connect its offices to the corporate intranet for project collaboration among employees and branch offices as well as the dissemination of corporate marketing materials and sales and service information. WebRamp is also used to provide connectivity between offices for order status, improving the company's customer responsiveness. While this company's main manufacturing facilities are connected via a Frame Relay wide area network, Frame Relay was too expensive to install in its smaller branch offices. WebRamp was the ideal solution, providing an easy-to-use, low-cost option for Intranet access, e-mail and other Internet applications.

  U.S. Insurance Company. A major insurance carrier uses the WebRamp solution to enable its independent insurance agents in local remote offices to access its corporate intranet. The company is using the WebRamp's VPN capability to provide secure access to the policy information, price quotes, payment data and approval procedures that independent agents use on a daily basis. The WebRamp allows Internet access and secure intranet access from a single phone call. The centralized information technology help desk at the company's headquarters has the capability to dial in the WebRamp to remotely manage software training and technical support issues. In addition to extranet access, the independent agents and their staffs are able to use the WebRamp for Web-browsing, e-mail, e-commerce and other typical small office applications. More than 500 WebRamp products have been installed by this customer.

  Small Law Firm. Orr Law firm is a small firm that depends on the Internet for legal research, client communication and marketing purposes. Ed Orr and his associate attorney and staff paralegal use the Internet extensively to access dozens of legal sites daily, monitor court decisions as they are posted, access government databases for legislative and statutory research and communicate with clients via e-mail. Mr. Orr is also developing his own Web page to provide information on his firm and its services. Prior to adopting the WebRamp solution, Orr Law utilized a direct Internet connection that did not allow simultaneous multi-user access. Installing additional phone lines or utilizing alternative Internet access methodologies such as ISDN or dedicated lines was prohibitively expensive. Orr Law now utilizes a WebRamp shared Internet access solution that delivers Internet access to the entire office over a single modem, ISP account and phone line.

  Testing and Research Organization. Beverage Testing Institute is a testing and research organization that publishes its results in several food and beverage magazines and Internet sites including www.tastings.com. The Internet provides Beverage Testing Institute with a fast and cost-effective means of communicating its data to potential consumers, retailers and restaurateurs, as well as the opportunity to generate potential advertising revenue. The Institute's employees also use the Internet for e-mail, file transfer and faxing. The Institute's prior solution was comprised of 14 Macintosh systems and one PC, each connected to the Internet by a 28 Kbps modem. This solution, however, proved cumbersome and slow, and required numerous telephone lines. The Institute chose WebRamp due to its scalability, its ability to enable simultaneous Internet access, its ability to support additional ISDN or analog modems, and its remote Internet and LAN access capabilities. The Institute also plans to implement the WebRamp's remote access capabilities so that its tasters and field representatives will be able to access the LAN remotely. The Institute reports that once its ISDN line was installed, the WebRamp installation was accomplished in a few hours and employees were successfully using the Internet the same day.

Research and Development

  Our research and development efforts are focused on addressing the needs of small offices through new products and product enhancements. Our primary research and development objective is to enable small businesses to effectively participate in the Internet economy by designing easy-to-use products that provide access innovations and features normally available only to large enterprises. We are also focused on developing new add-on software components to our platform architecture that expand the basic capabilities of the WebRamp to enable the delivery of Internet-based applications and services. Specifically, we invest in extensive software development activities to bring innovations and enterprise class features to the small office. Such innovations include our Connection Optimized Link Technology, LAN to LAN internetworking, remote access, virtual private networking, firewall, security, directory services, and fax over Internet.

  Our current development activities include the following areas:

  . hardware cost reduction;

  . product line extensions through adding new functionality and interfaces;

  . adding new high speed broadband interfaces such as SDSL, ADSL and cable;
    and

  . designing and developing new protocol software to deliver emerging
    Internet-enabled applications and services to our customers.

  We are a member of industry standards forums, such as the Internet Engineering Task Force and the ADSL Forum, and we design our products around current industry standards and intend to continue to support emerging standards that are consistent with our product strategy.

  As of March 31, 1999, we had engineering staff of 37 located in two sites. Our main development activities are based in our headquarters in Santa Clara, California, with a staff of 21 responsible for hardware design and development, key architecture and software development, documentation and quality assurance. We also have a software development facility in Hyderabad, India, with approximately 16 software engineers responsible for software research and development as well as quality assurance. We believe that our engineering staff is one of our key assets. Through our India facility, we are able to access a large pool of qualified engineering personnel with significantly less turnover and at a lower cost as compared to the Silicon Valley.

Manufacturing

  We have developed a fully outsourced manufacturing capability for the production of our products. This approach enables us to reduce fixed costs and to provide flexibility in meeting market demand. Our primary turnkey manufacturing partners are Micron Custom Manufacturing Services, Inc., Discopy Labs Corporation and SMT Unlimited, Inc. Micron is a ISO-9002 certified, BABT compliant and Bell-core qualified manufacturer specializing in telecommunications hardware and systems. Micron is our primary contract manufacturer and provides us with full turnkey manufacturing, which includes procurement of materials, printed circuit board assembly, final enclosure assembly, manufacturing and systems testing. Our relationship with Micron allows us to be flexible, highly responsive to upside demand and limits inventory obsolescence. The assembled products are completed and packaged in Fremont, California at Discopy Labs Corporation, an ISO-9001 qualified manufacturer. Finally, we build early prototypes and product limited quantities of products production in Fremont, California, at SMTU Unlimited, an ISO-9001, BABT compliant supplier.

Competition

  The market in which we operate is new, rapidly evolving and highly competitive. We compete on the basis of certain factors, including product features, time-to-market, ease of use, product performance, product quality, user scalability, customer support and price. We believe that our competitive strengths include our focus on the needs of the small business customer, the value added reseller channel we have established, our workforce of highly experienced hardware and software engineers, including our engineers in India, our well established brand, and the proprietary features of our products. However, our market is still evolving and we cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could harm our business.

  Our current and potential competitors offer a variety of competitive products, including shared Internet access devices such as the products offered by 3Com, thin servers, and networking equipment such as routers and switches offered by companies such as Ascend, Cisco, Intel and Netopia.

  Many or our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to rapidly gain market share by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the market opportunity in the shared Internet access market, we also expect that other companies may enter our market with better products and technologies. If any technology that is competing with ours is more reliable, faster, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would seriously harm our business.

  We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies as industry standards and customer requirements evolve that may supplant or provide lower cost alternatives to our products. Successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We cannot be sure that we will have sufficient resources to make such investments or that we will be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors. Our failure to maintain and enhance our competitive position within the market may seriously harm our business.

  Increased competition is likely to result in price reductions, reduced gross margins, longer sales cycles and loss of market share, any of which would seriously harm our business. We cannot be certain that we will be able to compete successfully against current or future competitors or that competitive pressures will not seriously harm our business.

Intellectual Property

  We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have filed two U.S. patent applications relating to the architecture of our products. We cannot assure you that these applications will be approved, that any issued patents will protect our intellectual property or that they will not be challenged by third parties. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued to us. We also have one pending U.S. trademark application.

  We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. In addition, we provide our products to end-users primarily under "shrink-wrap" license agreements included in the packaging. These agreements are not negotiated with or signed by the licensee, and thus these agreements may not be enforceable in some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. We cannot assure you that these precautions will prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our products is difficult, and we cannot assure you that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

  Some of our OEM agreements also provide manufacturing rights and access to our intellectual property and source code upon the occurrence of specified conditions of default. If we were to default on these agreements, our OEMs could use our intellectual property and source code to develop and manufacture competing products, which would adversely affect our performance and ability to compete.

  Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the data communications and networking markets have extensive patent portfolios with respect to modem and networking technology. From time to time, third parties, including these leading companies, have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. We expect that we may increasingly be subject to infringement claims as the numbers of products and competitors in the small office market for shared Internet access solutions grow and the functionality of products overlaps.

  In March 1999, we received a letter from NovaWeb Technologies, Inc. alleging that certain of our products may infringe one of NovaWeb's patents pertaining to intelligent modem bonding technology. On May 21, 1999, NovaWeb filed a complaint in the United States District Court Northern District of California against us alleging infringement of such patent. Although NovaWeb has failed to identify which of the claims in its patent are allegedly infringed in its complaint against us, we believe that a number of the claims in NovaWeb's patent are invalid based upon the advice of our patent counsel. Accordingly, we intend to contest this action vigorously and do not believe that resolution of this action will have a material adverse effect on our business. However, litigation is subject to inherent uncertainties and, therefore, we cannot assure you that we will prevail in this action or that an adverse judgment will not adversely affect our financial condition. In addition, we cannot assure you that third parties will not assert additional claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products.

  We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis, our business, operating results and financial condition could be materially adversely affected.

Employees

  As of March 31, 1999, we employed 103 persons, including 6 in operations, 9 in marketing, 35 sales and customer support, 37 in engineering, research and development and 16 in finance and administration. We also employ a number of contract employees, especially for software engineering and systems verification. None of our employees is represented by a labor union and we have experienced no work stoppages to date. We believe our employee relations are good.

Facilities

  Our principal administrative and engineering facilities are located in one leased building which totals approximately 42,500 square feet in Santa Clara, California. The current lease for the Santa Clara space expires in August 2000, with an option to renew for up to an additional five years. Our software development site in Hyderabad, India totals approximately 13,200 square feet. We believe that our facilities will be adequate to meet our requirements for at least the next twelve months and that suitable additional or substitute space will be available as needed.

Legal Proceedings

  From time to we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, including claims that we allegedly infringe third-party patents, trademarks and other intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

  In March 1999, we received a letter from NovaWeb Technologies, Inc. alleging that certain of our products may infringe one of NovaWeb's patents pertaining to intelligent modem bonding technology. On May 21, 1999, NovaWeb filed a complaint in the United States District Court Northern District of California against us alleging infringement of such patent. Although NovaWeb has failed to identify which of the claims in its patent are allegedly infringed in its complaint against us, we believe that a number of the claims in NovaWeb's patent are invalid based upon the advice of our patent counsel. Accordingly, we intend to contest this action vigorously and do not believe that resolution of this action will have a material adverse effect on our business. However, litigation is subject to inherent uncertainties and, therefore, we cannot assure you that we will prevail in this action or that an adverse judgment will not adversely affect our financial condition.

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

                                   MANAGEMENT

Executive Officers and Directors

  Our executive officers and directors and their ages as of March 31, 1999 are as follows:

       Name                    Age                             Position
       ----                    ---                             --------
Mahesh Veerina................  37 President, Chief Executive Officer, and Director
Terry Gibson..................  45 Vice President of Finance, Chief Financial Officer and Secretary
Patricia R. Burke.............  45 Vice President of Marketing
Elie Habib....................  39 Vice President of Engineering
Timothy J. McElwee............  32 Vice President of Worldwide Sales
Anthony Sun(2)................  46 Chairman of the Board of Directors
Philip T. Gianos(1)(2)........  49 Director
L. William Krause(1)..........  56 Director

--------
(1) Member of the audit committee.
(2) Member of the compensation committee.

  Mahesh Veerina has served as our President, Chief Executive Officer and director since October 1993. Prior to founding the company, Mr. Veerina managed the development of high performance ATM multi-protocol routers at SynOptics Communications, Inc., a manufacturer of networking routers and switches (now Bay Networks, Inc.). Prior to SynOptics, Mr. Veerina led software protocols development projects at Amdahl Corporation, a provider of computer systems, storage subsystems and related hardware services. Mr. Veerina holds a B.S. in Physics from Nagarjuna University, an M.S. in Physics and Electronics from Andhra University, and an M.S. in Electrical Engineering and Computer Science from Purdue University.

  Terry Gibson has served as our Vice President of Finance, Chief Financial Officer and Secretary since March 1999. From May 1996 to March 1999, he served as Vice President of Finance and Chief Financial Officer at GaSonics International Corporation, a semiconductor equipment manufacturer. From February 1991 to May 1996, Mr. Gibson was Vice President and Corporate Controller at Lam Research, a manufacturer of semiconductor processing equipment. Mr. Gibson previously held positions with National Semiconductor Corporation, a designer and manufacturer of integrated circuits and Deloitte, Haskins and Sells, an accounting firm. He holds a B.S. in Science and Commerce from Santa Clara University.

  Patricia Burke has served as our Vice President of Marketing since October 1996. From May 1993 to October 1996, Ms. Burke was Vice President of Marketing at Madge Networks NV, a manufacturer of network switching systems. From 1991 to 1993, Ms. Burke was Vice President of Marketing at Symantec Corporation, a software developer. From 1983 to 1991, Ms. Burke was Partner-In-Charge of the Networking Industry Practice group at Regis McKenna, Inc., a marketing consulting company. Prior to Regis McKenna, Ms. Burke was the Director of Public Relations with the Texas Rangers Baseball Club, a professional baseball team. Ms. Burke holds a B.A. in English and German from the University of Texas at Austin.

  Elie Habib has served as our Vice President of Engineering since March 1999. From January 1996 to January 1999, Mr. Habib was the Vice President of Engineering for the products business group of Bay Networks, Inc. From April 1989 to December 1995, Mr. Habib was Senior Engineering Manager at Sun Microsystems, Inc., a manufacturer of computer desktop and servers equipment. Prior to his position with Sun, Mr. Habib was a Software Engineer with Amdahl Corporation.

Mr. Habib holds a B.S. in Computer Science and Mathematics from Universite de Rouen in Rouen, France, an M.S. in Computer Science from Universite Paul Sabatier in Toulouse, France, and an M.S. in Computer Science from Case Western Reserve University.

  Timothy J. McElwee has served as our Vice President of Worldwide Sales since October 1997. From August 1996 to October 1997, Mr. McElwee was Director of Worldwide Networking Product Sales at Adaptec, Inc., a supplier of bandwidth management solutions. From August 1994 to August 1996, he served as Vice President of Sales at Cogent Data Technologies, Inc., a manufacturer of high-end Ethernet adapters. From January 1994 to August 1994, Mr. McElwee was Vice President of Sales and Marketing at EFA Corporation, a manufacturer of computer components. Prior to EFA, Mr. McElwee held sales positions at Ansel Communications, Inc., a manufacturer of networking Ethernet adapters, hubs and switches, and Softworks Development Corporation, a regional distribution company and systems assembler. Mr. McElwee attended the University of Wisconsin in Milwaukee.

  Anthony Sun has served as our Chairman of the board of directors since September 1995. Mr. Sun has been a General Partner of Venrock Associates, a venture capital firm, since 1979. Prior to joining Venrock, Mr. Sun held a number of positions with Hewlett-Packard Company, TRW Inc. and Caere Corporation. Mr. Sun also serves on the boards of Cognex Corporation, Komag, Inc., Phoenix Technologies Ltd., 3Dfx Interactive, Inc., and Worldtalk Communications Corp. Mr. Sun holds an S.B. in Electrical Engineering, an S.M. in Electrical Engineering, and an Engineer's degree from the Massachusetts Institute of Technology, as well as an M.B.A. from the Harvard University Graduate School of Business.

  Philip T. Gianos has served as a director of Ramp Networks since March 1996. Mr. Gianos has been a General Partner at InterWest Partners, a venture capital firm, since 1982. Prior to joining InterWest, Mr. Gianos was with IBM Corporation for eight years, managing both chip design and systems integration for several IBM office automation products. Mr. Gianos serves as a director of Xilinx, Inc. and as a director of the Western Association of Venture Capitalists. Mr. Gianos holds a B.S and an M.S. in Electrical Engineering from Stanford University and an M.B.A. from Harvard University Graduate School of Business.

  L. William Krause has served as a director of Ramp Networks since March 1999. Since November 1998, Mr. Krause has been President of LWK Ventures, a private investment company. From October 1991 to November 1998, Mr. Krause served as President, Chief Executive Officer and as a director of Storm Technology, Inc. a provider of computer peripherals and software for digital imaging. Prior to that, Mr. Krause spent ten years at 3Com Corporation, a manufacturer of networking systems, where he served as President and Chief Executive Officer until he retired in September 1990. Mr. Krause continued as Chairman of the Board for 3Com Corporation until 1993. Previously, Mr. Krause served in various marketing and general management positions at Hewlett-Packard Company. Mr. Krause currently serves as a director of Aureal Semiconductor, Inc., Infoseek Corporation, and Sybase, Inc. Mr. Krause holds a B.S. in Electrical Engineering from The Citadel.

  There are no family relationships among any of our directors or executive officers. Storm Technology, Inc. filed for Chapter 7 bankruptcy protection in November 1998 when Mr. Krause was Storm Technology's President and Chief Executive Officer.

Board Composition

  We currently have authorized four directors. In accordance with the terms of our Certificate of Incorporation, effective upon the closing of this offering, the terms of office of the directors will be divided into two classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000 or special meeting held in lieu thereof, and Class II, whose term will expire at the annual meeting of stockholders to be held in 2001 or special meeting held in lieu thereof. The Class I directors are William Krause and Philip Gianos and the Class II directors are Anthony Sun and Mahesh Veerina. At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election or special meeting held in lieu thereof. In addition, our Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the two classes so that, as nearly as possible, each class will consist of one-half of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of the company, although directors of the company may be removed for cause by the affirmative vote of the holders of a majority of the common stock.

Board Compensation

  We do not currently compensate our directors, but they are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors or its committees. Our directors are generally eligible to participate in our 1995 stock option plan and our 1999 stock incentive plan and, to the extent that a director is an employee of the company, to participate in our 1999 employee stock purchase plan. See "--Stock Plans."

Board Committees

  The compensation committee currently consists of Anthony Sun and Philip Gianos. The compensation committee:

  . reviews and approves the compensation and benefits for our executive officers and grants stock options under our stock option plans; and

  . makes recommendations to the Board of Directors regarding such matters.

  The audit committee consists of William Krause and Philip Gianos. The audit committee:

  . makes recommendations to the board of directors regarding the selection of independent auditors;

  . reviews the results and scope of the audit and other services provided by our independent auditors; and

  . reviews and evaluates our audit and control functions.

Compensation Committee Interlocks and Insider Participation

  The members of the compensation committee of Ramp Networks' board of directors are currently Anthony Sun and Philip Gianos. Neither of them has at any time been an officer or employee of the company.

Executive Compensation

  The following table sets forth all compensation awarded to, earned by, or paid to our Chief Executive Officer and our only other executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1998 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                       Long-Term
                                                      Compensation
                                 Annual Compensation     Awards
                                 -------------------- ------------
                                                       Securities
                                                       Underlying   All Other
Name and Principal Position        Salary     Bonus   Options (#)  Compensation
---------------------------      ---------- --------- ------------ ------------
Mahesh Veerina.................. $  140,000 $  30,000        --         --
 President and Chief Executive
 Officer
Patricia R. Burke...............    149,500    25,000    12,000         --
 Vice President of Marketing
Timothy J. McElwee..............    150,000    56,000        --         --
 Vice President of Worldwide
 Sales

  The following table shows certain information regarding stock options granted to the Named Executive Officers during the year ended December 31, 1998. No stock appreciation rights were granted to the Named Executive Officers during the year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                           Potential
                                                                          Realizable
                                                                           Value at
                                                                        Assumed Annual
                                                                        Rates Of Stock
                                                                             Price
                          Number of                                      Appreciation
                           Shares    Percentage of                        For Option
                         Underlying  Total Options Exercise                 Term(3)
                           Options    Granted to   Price per Expiration ---------------
          Name           Granted (1) Employees (2)   Share      Date      5%      10%
          ----           ----------- ------------- --------- ---------- ------- -------
Mahesh Veerina..........       --          --           --         --        --      --
Patricia R. Burke.......   12,000         1.6%       $1.67    7/14/08   $12,603 $31,939
Timothy J. McElwee......       --          --           --         --        --      --

--------
(1) These stock options, which were granted under the 1995 stock option plan, become exercisable at a rate of 1/4 of the total number of shares of common stock subject to the option on the first anniversary of the date of grant, and 1/48 of the total number of shares monthly thereafter, as long as the optionee remains an employee with, consultant to, or director of the company.
(2) Based on an aggregate of 774,134 options to purchase common stock of the company granted by the company under the 1995 stock option plan in fiscal year 1998.
(3) Potential realizable values are net of exercise price, but before taxes associated with exercise. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission. There is no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

Option Exercises and Holdings

  The following table sets forth the number of shares of common stock acquired upon the exercise of stock options by the Named Executive Officers during our last fiscal year, and the number and value of securities underlying unexercised options held by the Named Executive Officers as of December 31, 1998:

                         Fiscal Year-End Option Values

                                                   Number of Securities            Value of Unexercised
                          Number of              Underlying Unexercised            In-the-Money Options
                           Shares             Options at December 31, 1998       At December 31, 1998 (1)
                          Acquired    Value   --------------------------------   -------------------------
      Name               on Exercise Realized  Exercisable      Unexercisable    Exercisable Unexercisable
      ----               ----------- -------- -------------    ---------------   ----------- -------------
Mahesh Veerina........        --        --        36,249           108,750              --           --
Patricia R. Burke.......      --        --        98,750           125,050        $121,875     $103,125
Timothy J. McElwee......      --        --        43,750           226,250        $ 36,750     $ 89,250

--------
(1) Based on the fair market value as of December 31, 1998 ($1.67 per share), as determined by the Board of Directors, minus the exercise price, multiplied by the number of shares underlying the option.

Stock Plans

  1999 Stock Incentive Plan. Our 1999 stock incentive plan was adopted by the board of directors in March 1999 and we will be submitting it for approval by our stockholders prior to the closing of this offering. A total of 2,400,000 shares of common stock have been reserved for issuance under the 1999 stock incentive plan as of the date of this offering. On the first day of each of our fiscal years in 2000, 2001, 2002, 2003 and 2004 the number of shares reserved for issuance under the 1999 stock incentive plan will be increased by the lesser of (1) 600,000 shares, (2) 3% of our outstanding common stock on the last day of the immediately preceding fiscal year, or (3) a lesser number of shares as the board of directors determines. As of March 31, 1999, options to purchase 156,000 shares of common stock were outstanding.

  The 1999 stock incentive plan provides for the granting of incentive stock options to employees, including officers and directors, within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting of nonstatutory stock options and stock purchase rights to employees and consultants, including non-employee directors. If an employee would have the rights in any calendar year to exercise for the first time incentive stock options for shares having an aggregate fair market value, under all of our plans and determined for each share as of the date the option to purchase shares was granted, in excess of $100,000, any such excess options shall be treated as nonstatutory stock options.

  The 1999 Stock Incentive Plan may be administered by the board of directors or a committee of the Board, each known as the "administrator." The board of directors currently administers the 1999 stock incentive plan. The administrator determines the terms of options and stock purchase rights granted under the 1999 stock incentive plan, including the number of shares subject to an option or stock purchase right, the exercise price or purchase price, and the term and exercisability of options or conditions for stock purchased pursuant to stock purchase rights. The administrator may grant an individual employee options or stock purchase rights under the 1999 stock incentive plan during any one fiscal year with respect to a maximum of 1,300,000 shares. The exercise price of all incentive stock options granted under the 1999 stock incentive plan must be at least equal to the fair market value of our common stock on the date of grant. The administrator has the authority to grant nonstatutory stock options and stock purchase rights at prices below fair market value, although the exercise price of such awards granted to our Chief Executive Officer and our four other most highly compensated officers will generally equal at least 100% of the fair market value of the common stock on the date of grant. In addition, for any grants made prior to the date of this offering, the exercise price must be at least 85% of the fair market value of the common stock on the date of grant and grants to employees who are not officers must vest at least 20% per year. Payment of the exercise price of options and the purchase price of stock purchase rights may be made in cash or other consideration as determined by the administrator. Generally, options granted under the 1999 stock incentive plan have a term of ten years and are nontransferable, although the administrator may grant nonstatutory stock options with limited transferability rights in certain circumstances.

  In the event we are acquired by another company, or in the event of a sale of all or substantially all of our assets, we expect that awards outstanding under the 1999 stock incentive plan will be assumed or equivalent awards substituted by our acquirer or the purchaser of such assets. If an acquirer or purchaser does not agree to assume or substitute awards, then restrictions on restricted stock shall lapse and the administrator may provide notice that options will terminate on a specified date if not exercised or terminate each option in exchange for a payment equal to the excess of the fair market value of vested option shares over the exercise price of the shares.

  The board of directors may amend, modify or terminate the 1999 stock incentive plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants and provided that stockholder approval shall be required for an amendment to the extent required by applicable law, regulations or rules. Unless terminated earlier by the board of directors, the 1999 Stock Incentive Plan will terminate in April 2009.

  1995 Stock Option Plan. Our 1995 stock option plan was originally adopted by the board of directors and approved by our shareholders in September 1995. A total of 3,218,286 shares of common stock have been reserved for issuance under the 1995 stock option plan. The 1995 stock option plan provides for the granting of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) to employees, and nonstatutory stock options to employees and consultants. As of March 31, 1999, options to purchase 2,293,433 shares of common stock were outstanding at a weighted average exercise price of $2.83, 840,794 shares had been issued upon exercise of options, and 84,053 shares of common stock remained available for future grants under the 1995 stock option plan. Options granted under the 1995 stock option plan will remain outstanding in accordance with their terms, but the board of directors has determined that no further options will be granted under the 1995 stock option plan. Unless terminated earlier by the board of directors, the 1995 stock option plan will terminate in September 2005.

  The 1995 stock option plan may be administered by the board of directors or a committee of the board of directors, each known as the "administrator" with the authority to grant options and to determine the terms of such grants. Stock options granted under the 1995 stock option plan may not have a term of more than ten years and generally remain exercisable for a period of three months following termination of the optionee's relationship with Ramp Networks. Longer periods apply in the event such termination occurs as a result of death or disability. The exercise price of all incentive stock options must be at least equal to the fair market value of the common stock at the time of grant, and the exercise price of nonstatutory stock options must be at least 85% of the fair market value of the common stock at the time of grant, however, the exercise price of stock options granted to employees owning stock that represents more than 10% of the total combined voting power of all classes of our outstanding capital stock must in all cases be at least 110% of the fair market value of common stock at the time of grant. In addition, grants to employees who are not officers must vest at least 20% per year. In the event of a proposed sale of all or substantially all of the assets of the company or the merger or consolidation of the company with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to such assumption or substitution of an option, the option will terminate. The administrator has the authority to amend the 1995 stock option plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent and provided that stockholder approval for any amendments to the 1995 stock option plan shall be obtained to the extent required by applicable law.

  1999 Employee Stock Purchase Plan. Our 1999 employee stock purchase plan was adopted by the board of directors in April 1999 and is expected to be approved by the stockholders prior to the closing of this offering. A total of 600,000 shares of common stock have been reserved for issuance under the 1999 employee stock purchase plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the 1999 employee stock purchase plan will be subject to an annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of (1) 186,000 shares, (2) 1% of our outstanding common stock on the last day of the immediately preceding fiscal year, or (3) a lesser number of shares as the board of directors determines. The 1999 employee stock purchase plan becomes effective upon the date of this prospectus. Unless terminated earlier by the board of directors, the 1999 employee stock purchase plan shall terminate in April 2019.

  The 1999 employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code of 1986, will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. Each offering period will consist of four consecutive purchase periods of six months' duration, at the end of each such six month period (a "purchase date") an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on April 30, 2001; the initial purchase period is expected to commence on the date of this offering and end on October 31, 1999. The 1999 employee stock purchase plan will be administered by the board of directors or by a committee appointed by the board. Employees (including officers and employee directors) of the company, or of any majority-owned subsidiary designated by the board, are eligible to participate in the 1999 employee stock purchase plan if they are employed by the company or any such subsidiary for at least 20 hours per week and more than five months per year. The 1999 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions of up to 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of our common stock at the beginning of each offering period or at the end of each purchase period. The board of directors shall have the discretion to increase, prior to the beginning of an offering period, the percentage of participants' compensation that may be withheld through the 1999 employee stock purchase plan, up to a maximum of 20% of compensation. Employees may end their participation in the 1999 employee stock purchase plan at any time during an offering period, and participation automatically ends on termination of employment. The board may also implement provisions of the 1999 employee stock purchase plan that permit stock purchases through cash or stock contributions.

  No employee shall be permitted to purchase shares under the 1999 employee stock purchase plan if immediately after the purchase such employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of stock of the company or its subsidiaries, or if such purchase would permit an employee to purchase stock, under all of the company's, and our subsidiaries', employee stock purchase plans, to accrue at a rate that exceeds $25,000 of fair market value of such stock for each calendar year in which the option is outstanding at any time. In addition, no employee may purchase more than 1,000 shares of common stock under the Purchase Plan in any one purchase period. If the fair market value of the common stock on a purchase date is less than the fair market value at the beginning of the offering period, each participant in the 1999 employee stock purchase plan shall automatically be withdrawn from the offering period as of the end of the purchase date and re-enrolled in the new 24 month offering period beginning on the first business day following the purchase date.

  In the event we are acquired by another company or in the event of a sale of all or substantially all of our assets, we expect that each right to purchase stock under the 1999 employee stock purchase plan will be assumed or an equivalent right substituted by the successor corporation unless the board of directors shortens any ongoing offering period so that employees' rights to purchase stock under the 1999 employee stock purchase plan are exercised prior to the transaction. The board of directors has the power to amend or terminate the 1999 employee stock purchase plan and to change or terminate offering periods as long as such action does not adversely affect any outstanding rights to purchase stock thereunder, provided however, that the board of directors may amend or terminate the 1999 employee stock purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

Limitation of Liability and Indemnification Matters

  Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability (i) for any breach of such director's duty of loyalty to the company or to its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which a director derives an improper personal benefit.

  Our bylaws provide that we indemnify our directors and executive officers and may indemnify our officers, employees and other agents to the full extent permitted by law. We believe that indemnification under our bylaws covers at least negligence on the part of an indemnified party. Our bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of his or her status or service as a director, officer, employee or other agent of the company upon an undertaking by him or her to repay such advances if it is ultimately determined that he or she is not entitled to indemnification.

  We have entered into separate indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify such director or officer against expenses, including attorney's fees, judgments, fines and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer of the company, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors' and officers' liability insurance.

  At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of the company where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling the company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

  Certain stock option grants to our directors and executive officers are described in this prospectus under the caption "Management--Executive Compensation."

Private Placement Transactions

  Since our inception, we have issued, in private placement transactions, shares of preferred stock, warrants for the purchase of shares of preferred stock, and notes convertible into shares of preferred stock as follows:

  . an aggregate of 4,797,773 shares of Series A Preferred Stock at $0.61 per share in September and December 1995 and February 1996 to 10 investors;

  . an aggregate of 2,614,999 shares of Series B Preferred Stock at $3.44 per share in March 1996 to 16 investors;

  . an aggregate of 1,773,645 shares of Series C Preferred Stock at $4.93 per share in March and April 1997 to 11 investors;

  . an aggregate of 2,418,890 shares of Series D Preferred Stock at $6.59 per share in October, November and December 1997 to 13 investors;

  . an aggregate of 193,420 shares of Series D Preferred Stock with an aggregate value of approximately $1,274,637 in connection with the acquisition of Prodigies, a sole proprietorship, in March 1999, of which 87,000 shares of Series D Preferred Stock are held in escrow; and

  The following table summarizes the shares of preferred stock purchased by Named Executive Officers, directors and 5% stockholders of Ramp Networks, and persons and entities associated with them, in private placement transactions:

                                         Series A  Series B  Series C  Series D
                                         Preferred Preferred Preferred Preferred
Investor                                   Stock     Stock     Stock     Stock
--------                                 --------- --------- --------- ---------
Venrock Associates(1)..................  3,242,396   435,836  235,730     73,521
 2494 Sand Hill Road
 Menlo Park, CA 94025
Draper International...................    650,712   116,222   49,003     15,283
 50 Fremont Street
 San Francisco, CA 94105
InterWest Partners(2)..................         -- 1,016,948   64,977    103,490
 3000 Sand Hill Road, Building 3
 Menlo Park, CA 94025
Vertex Management......................         --   871,668   55,695     17,370
 3 Lagoon Drive, Suite 220
 Redwood City, CA 94065
London Pacific Life & Annuity Company..         --        --       --  1,517,020
 3109 Poplarwood Court
 Raleigh, NC 27604

--------
(1) Anthony Sun, one of our directors, is a general partner of Venrock Associates. See the Principal and Selling Stockholders table for more information.
(2) Philip Gianos, one of our directors, is a general partner of InterWest Partners. See the Principal and Selling Stockholders table for more information.

Indemnification Agreements

  We have entered into indemnification agreements with certain of our officers and directors containing provisions which may require us to, among other things, indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. For a description of limitations of liability and certain indemnification arrangements with respect to our directors and officers, see "Management--Limitation of Liability and Indemnification Matters."

Registration Rights Agreements

  Certain holders of common stock and preferred stock have certain registration rights with respect to their shares of common stock (including common stock issuable upon conversion of their preferred stock). See "Description of Capital Stock--Registration Rights of Certain Holders."

Other Transactions

  In 1996, we sold our ATM adapter card technology, related development tools and work stations to a company, which was owned by our primary shareholders, for $83,000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of our common stock as of March 31, 1999, and as adjusted to reflect the sale of common stock offered hereby, as to (i) each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of the Named Executive Officers, (iv) all directors and executive officers of the company as a group and (v) all other Selling Stockholders.

                          Shares Beneficially                Shares Beneficially
                              Owned Before                       Owned After
                              Offering(2)         Number        Offering(2)(4)
                          --------------------   Of Shares   --------------------
                           Number   Percent(3) Being Offered  Number   Percent(3)
                          --------- ---------- ------------- --------- ----------
Anthony Sun(5)(6).......  4,035,483    24.8%          --     4,035,483    20.1%
 2494 Sand Hill Road
 Menlo Park, CA 94025
Mahesh Veerina(1)(6)....  1,273,491     7.8       48,000     1,225,491     6.1
Philip T. Gianos(6)(7)..  1,226,007     7.5           --     1,226,007     6.1
 3000 Sand Hill Road,
  Building 3
 Menlo Park, CA 94025
L. William Krause(6)....     49,999       *           --        49,999       *
Timothy J.
 McElwee(1)(6)..........     49,999       *           --        49,999       *
Patricia R.
 Burke(1)(6)............    106,749       *           --       106,749       *
Venrock Associates(8)...  3,987,483    24.6           --     3,987,483    19.9
 2494 Sand Hill Road
 Menlo Park, CA 94025
London Pacific Life &
 Annuity Company........  1,517,020     9.4           --     1,517,020     7.6
 3109 Poplarwood Court
 Raleigh, NC 27604
InterWest Partners(9)...  1,185,415     7.3           --     1,185,415     5.9
 3000 Sand Hill Road,
  Building 3
 Menlo Park, CA 94025
Ravindrath N. Bathina...  1,016,736     6.3       30,000       986,736     4.9
 1325 Sycamore Hills
  Parkway
 Fort Wayne, IN 46804
Vertex Management(10)...    944,733     5.8           --       944,733     4.7
 3 Lagoon Drive, Suite
  220
 Redwood City, CA 94065
Draper
 International(11)......    831,220     5.1           --       831,220     4.1
 50 Fremont Street
 San Francisco, CA 94105
Raghu Bathina(1)........    615,598     3.8       30,000       585,598     2.9
Sridhar N. Bathina(1)...    612,000     3.8       30,000       582,000     2.9
Rao Cherukuri(1)........    360,599     2.2        3,000       357,599     1.8
Kothandapani
 Ranganath(1)...........    336,000     2.1        6,000       330,000     1.7
All directors and
 officers as a group
 (8 persons)(5)(7)......  6,741,728    40.7%      48,000     6,693,728    32.8%

--------
 * Less than 1%.
 (1) Except as otherwise noted, the address of each person listed in the table is c/o Ramp Networks, Inc., 3100 De La Cruz Boulevard, Santa Clara, CA 95054, and the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.
 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 1999. Shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for the purposes of computing the percentage ownership of each other person.
 (3) Percentage of shares beneficially owned is based on 16,203,817 shares of common stock outstanding as of March 31, 1999 and 20,056,817 shares of common stock to be outstanding upon the consummation of this offering.
 (4) Assumes underwriters do not exercise their over-allotment option.
 (5) Mr. Sun is a general partner of Venrock Associates, L.P. which holds 2,632,351 shares, and Venrock Associates II, L.P. which holds 1,355,132 shares. Mr. Sun disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein. See Note 7.
 (6) Includes the following shares issuable upon the exercise of outstanding options exercisable within 60 days of March 31, 1999; Mr. Veerina, 42,291; Ms. Burke, 106,749; Mr. McElwee, 49,999; Mr. Sun, 48,000; Mr.
     Gianos, 48,000; and Mr. Krause, 49,999.
 (7) Mr. Gianos is a general partner of InterWest Management Partners V, L.P., which is the general partner of InterWest Partners V, L.P. which holds 1,178,007 shares. Mr. Gianos disclaims beneficial ownership in the shares held by this entity, except to the extent of his pecuniary interest therein. Shares attributable to Mr. Gianos do not include any shares owned by InterWest Investors V, L.P., which holds 7,408 shares. See Note 8.
 (8) Includes 2,632,351 shares held by Venrock Associates, L.P. and 1,355,132 shares held by Venrock Associates II, L.P.
 (9) Includes 1,178,007 shares owned by InterWest Partners V, L.P. and 7,408 shares held by InterWest Investors V, L.P.
(10) Includes 759,262 shares owned by Vertex Investment (II) Ltd. and 185,471 shares held by HWH Investment Pte., Ltd.
(11) Includes 650,712 shares owned by Draper International Holdings, L.P. and 180,508 shares held by Draper International India, L.P.

                          DESCRIPTION OF CAPITAL STOCK

  Following the closing of the sale of the shares offered hereby, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

  As of March 31, 1999, there were 16,203,817 shares of common stock outstanding that were held of record by approximately 95 stockholders after giving effect to the conversion of our preferred stock into common stock at a one-to-one ratio, and assuming no exercise or conversion of outstanding convertible securities after March 31, 1999. There will be 20,056,817 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise or conversion of outstanding convertible securities after March 31, 1999) after giving effect to the sale of the shares of common stock offered hereby.

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

  Effective upon the closing of this offering, we will be authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors will have the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights of Certain Holders

  The holders of 14,866,529 shares of common stock, and the holders of 150,447 shares issuable upon exercise of warrants (together, the "Registrable Securities"), or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement among Ramp Networks and the holders of Registrable Securities dated October 30, 1997. Subject to certain limitations in this agreement, the holders of forty percent of the Registrable Securities may require, on two occasions at any time after six months from the effective date of this offering, that we use our best efforts to register the Registrable Securities for public resale, provided that the proposed aggregate offering price is at least $7,500,000.

If we register any of our common stock either for our own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in that offering.

  Additionally, in the event that we have failed to qualify for use of Form S-3 or similar short-form registration within twelve months after the effective date of this offering, then we shall be obligated to effect one additional registration at the demand of the holders of Registrable Securities, subject to the limitations noted above.

  All fees, costs and expenses of such registrations must be borne by Ramp Networks and all selling expenses (including underwriting discounts and selling commissions) relating to Registrable Securities must be borne by the holders of the securities being registered.

Anti-Takeover Provisions of Delaware Law

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of Ramp Networks without further action by the stockholders. In addition, upon completion of this offering, certain provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of Ramp Networks, which could have an adverse effect on the market price of our common stock. Our Option Plans and Purchase Plan generally provide for assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the options stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The board of directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Ramp Networks. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of such preferred stock could have a material adverse effect on the market value of the common stock. We have no present plan to issue shares of preferred stock.

Warrants

  As of March 31, 1999, warrants were outstanding to purchase an aggregate of 150,447 shares of common stock at a weighted average exercise price of $6.55 per share. Warrants to purchase

15,498 shares at $4.52 per share will expire three years from the effective date of this offering. Warrants to purchase 12,136 shares at $6.59 per share will expire five years from the effective date of this offering. Warrants to purchase 27,999 shares at $6.59 per share will expire six years from the effective date of this offering. Warrants to purchase 94,813 shares at $6.59 per share will expire five years from the effective date of this offering.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is Boston EquiServe LP, and its telephone number is (781) 575-2000.

Listing

  We have applied to list our common stock on the Nasdaq National Market of the Nasdaq Stock Market, Inc. under the trading symbol "RAMP."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for our common stock. We cannot provide any assurances that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock in the public market, or the possibility of such sales occurring, could adversely affect prevailing market prices for the common stock or our future ability to raise capital through an offering of equity securities.

  After this offering, we will have outstanding 20,056,817 shares of common stock. Of these shares, the shares to be sold in this offering (20,656,817 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable in the public market without restriction under the Securities Act, unless such shares are held by "Affiliates" of the company, as that term is defined in Rule 144 under the Securities Act.

  The remaining 16,056,817 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). We issued and sold the Restricted Shares in private transactions in reliance on exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

  Pursuant to certain "lock-up" agreements, all the executive officers, directors and certain stockholders of the company, who collectively hold an aggregate of 16,056,817 Restricted Shares, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of 180 days from the date of this prospectus. At the request of the underwriters, we have agreed to attempt to secure an agreement from each stockholder to not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus.

  Assuming that this offering is effective on June 14, 1999, on the date of the expiration of the lock-up agreements, 16,056,817 Restricted Shares that will not then be subject to any repurchase option will be eligible for immediate sale. Following the completion of this offering, warrants to purchase 150,447 shares will be outstanding, which, if exercised pursuant to net-exercise provisions, would be immediately saleable without restriction upon the expiration of the 180 day lock-up period. If such warrants were to be otherwise exercised, they would be saleable upon the expiration of various one-year holding periods, subject to certain volume, manner of sale, and other limitations under Rule 144. In general, under Rule 144 as in effect at the closing of this offering, beginning 90 days after the date of this prospectus, a person (or persons whose shares of the company are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner who is not an Affiliate of the company) would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the then-outstanding shares of common stock or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about the company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the company at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not an Affiliate of the company) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Of the 2,449,433 options to purchase shares of common stock outstanding as of March 31, 1999, on the date 180 days following the assumed effective date of this offering, options to purchase 986,415 shares of common stock will be fully exercisable and saleable pursuant to Rule 701 or registration on Form S-8.

  We intend to file, no later than the effective date of this offering, a Registration Statement on Form S-8 to register approximately 3,449,433 shares of common stock reserved for issuance under the 1995 stock option plan, the 1999 stock incentive plan and the 1999 employee stock purchase plan. The Registration Statement will become effective automatically upon filing. Shares issued under the foregoing plans, after the filing of a Registration Statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to Affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us.

  In addition, following this offering, the holders of 14,719,259 shares of outstanding common stock and the holders of 150,447 shares issuable upon exercise of warrants, or their transferees, will, under certain circumstances, have rights to require us to register their shares for future sale. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

  The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated and Hambrecht & Quist LLC, have severally agreed with us and the selling stockholders, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us and the selling stockholders the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                      Number of
             Underwriter                                               Shares
             -----------                                              ---------
     BancBoston Robertson Stephens Inc...............................
     Dain Rauscher Wessels...........................................
     Hambrecht & Quist LLC...........................................
                                                                      ---------
       Total......................................................... 4,000,000
                                                                      =========

  We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at
such price less a concession of not in excess of $   per share, of which $
may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

  The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the same price per share as we will receive for the 4,000,000 shares that the underwriters have agreed to purchase from us and the selling stockholders. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 4,000,000 shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 4,000,000 shares are being sold. We will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If such option is exercised in full, the total public offering
price and proceeds to us will be $   and $  , respectively.

  The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders:

                                                                  Total
                                                           -------------------
                                                            Without    With
                                                      Per    Over-     Over-
                                                     Share Allotment Allotment
                                                     ----- --------- ---------
Underwriting Discounts and Commissions payable by
 us................................................. $     $         $
Underwriting Discounts and Commissions payable by
 the selling stockholders........................... $     $         $

  We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $775,000.

  Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

  Lock-Up Agreements. Each of our executive officers, directors, stockholders of record, optionholders and warrantholders has agreed with us or the representatives, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or, with certain exceptions, thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens. However, BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of the period of 180 days after this prospectus.

  Future Sales. In addition, we have agreed that during the period of 180 days after this prospectus, we will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens:

  . Consent to the disposition of any shares held by stockholders prior to the expiration of the period of 180 days after this prospectus; or

  . Issue, sell, contract to sell or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than (1) the sale of shares in this offering, (2) the issuance of common stock upon the exercise or conversion of outstanding options, warrants or convertible securities,
    (3) our issuance of stock options under existing stock option plans and
    (4) our issuance of common stock under the Employee Stock Purchase Plan. See "Shares Eligible for Future Sale."

  Listing. We have filed an application to have the common stock approved for quotation on the Nasdaq National Market under the symbol "RAMP."

  No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between us and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain of our financial information, market valuations of other companies that we and the Representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

  Stabilization. The Representatives have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Directed Share Program. At our request, the underwriters have reserved up to five percent of common stock offered by us and the selling stockholders for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for Ramp Networks by Venture Law Group, A Professional Corporation, Menlo Park, California. Tae Hea Nahm, a director of Venture Law Group, is an Assistant Secretary of Ramp Networks. VLG Investments 1995 and VLG Investments 1996, entities affiliated with Venture Law Group, hold, respectively, 16,268 and 3,632 shares of our common stock. Mr. Nahm holds an aggregate of 4,792 shares of our common stock and has a pecuniary interest in the shares owned by VLG Investments 1995 and VLG Investments 1996. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The statements in this prospectus relating to NovaWeb under the captions "Risk Factors--We May Be Subject to Intellectual Property Infringement Claims That are Costly to Defend and Could Limit our Ability to Use Certain Technologies in the Future," "Business--Intellectual Property" and "Business-- Legal Proceedings" have been reviewed and approved by Townsend and Townsend and Crew LLP, special intellectual property counsel for Ramp Networks, as experts in such matters, and are included herein in reliance upon such review and approval.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to Ramp Networks and the common stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part of the Registration Statement. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including exhibits thereto and the financial statements and notes filed as a part of the Registration Statement, as well as such reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of this Web site is http://www.sec.gov.

                              RAMP NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets............................................... F-3
Consolidated Statements of Operations and Comprehensive Income (Loss)..... F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and
 Shareholders' Equity (Deficit)........................................... F-5
Consolidated Statements of Cash Flows..................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Ramp Networks, Inc.:

  We have audited the accompanying consolidated balance sheets of Ramp Networks, Inc. (a California corporation) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive income (loss), redeemable convertible preferred stock and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ramp Networks, Inc. and subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
April 9, 1999
(except with respect to the matters
discussed in Note 9, as to which the

date is June 14, 1999)

                              RAMP NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                     Pro Forma
                                                                   Shareholders'
                                       December 31,                  Equity at
                                     ------------------   March      March 31,
                                       1997      1998    31, 1999  1999 (Note 5)
                                     --------  --------  --------  -------------
                                                              (unaudited)
              ASSETS
Current Assets:
  Cash and cash equivalents........  $ 15,112  $  3,764    $4,747
  Accounts receivable, net of
   allowance of $107, $123 and
   $131, respectively..............     2,113       767     1,575
  Inventory........................       816     2,151     3,200
  Prepaid expenses and other
   current assets..................       176       720       867
                                     --------  --------  --------
   Total current assets............    18,217     7,402    10,389
Property and equipment, net........       637     1,299     1,259
Other assets.......................        --       177       443
                                     --------  --------  --------
   Total assets....................  $ 18,854  $  8,878   $12,091
                                     ========  ========  ========
   LIABILITIES AND SHAREHOLDERS'
          EQUITY (DEFICIT)
Current Liabilities:
  Current portion of capital lease
   obligation......................  $     68  $     50  $    111
  Current portion of long-term
   debt............................        77       262     1,208
  Accounts payable.................     1,340     2,307     3,028
  Accrued liabilities..............       704     1,691     2,183
                                     --------  --------  --------
   Total current liabilities.......     2,189     4,310     6,530
Capital lease obligations, less
 current portion...................        21        40       252
Long-term debt, less current
 portion...........................       219       546     3,506
                                     --------  --------  --------
   Total liabilities...............     2,429     4,896    10,288
                                     --------  --------  --------
Commitments and Contingencies (note
 4)
Redeemable convertible preferred
 stock, no par value, aggregate
 liquidation preference and
 redemption value of $37,346:
  Authorized--11,827 shares at
   March 31, 1999 and pro forma
  Issued and outstanding (Series A,
   B, C, and D)--11,606 shares at
   December 31, 1997; 11,712 shares
   at December 31, 1998 and March
   31, 1999; no shares issued and
   outstanding pro forma...........    36,644    37,346    37,346
                                     --------  --------  --------
  Warrants to purchase redeemable
   convertible preferred stock.....        --        --       281
                                     --------  --------  --------
Shareholders' Equity (deficit):
  Common stock--no par value:
  Authorized--24,000 shares at
   March 31, 1999 and pro forma
   Issued and outstanding--4,135
   shares at December 31, 1997,
   4,388 shares at December 31,
   1998, 4,492 shares at March 31,
   1999; and 16,204 shares pro
   forma ..........................       251       628     3,199    $ 40,826
  Deferred stock compensation......        --      (104)   (2,146)     (2,146)
  Accumulated deficit..............   (20,470)  (33,888)  (36,877)    (36,877)
                                     --------  --------  --------    --------
   Total shareholders' equity
    (deficit)......................   (20,219)  (33,364)  (35,824)   $  1,803
                                     --------  --------  --------    ========
   Total liabilities and
    shareholders' equity
    (deficit)......................  $ 18,854  $  8,878  $ 12,091
                                     ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                              RAMP NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)
                     (in thousands, except per share data)

                                                                Three Months
                                  Years Ended December 31,     Ended March 31,
                                  ---------------------------  ----------------
                                   1996      1997      1998     1998     1999
                                  -------  --------  --------  -------  -------
                                                                 (unaudited)
   Revenue......................  $   517  $  5,587  $  9,858  $ 2,644  $ 3,883
   Cost of revenue..............      465     4,872     7,019    2,026    2,612
                                  -------  --------  --------  -------  -------
   Gross margin.................       52       715     2,839      618    1,271
                                  -------  --------  --------  -------  -------
   Operating expenses:
     Research and development...    2,556     4,196     6,556    2,172    1,258
     Sales and marketing........    3,078     6,902     8,699    2,086    2,097
     General and
      administrative............    1,043     1,260     1,421      327      471
     Amortization of deferred
      compensation..............       --        --         7       --      376
                                  -------  --------  --------  -------  -------
       Total operating
        expenses................    6,677    12,358    16,683    4,585    4,202
                                  -------  --------  --------  -------  -------
   Loss from operations.........   (6,625)  (11,643)  (13,844)  (3,967)  (2,931)
   Other income (expense).......      303       109       426      196      (58)
                                  -------  --------  --------  -------  -------
   Net loss and comprehensive
    loss........................  $(6,322) $(11,534) $(13,418) $(3,771) $(2,989)
                                  =======  ========  ========  =======  =======
   Basic and diluted net loss
    per share...................  $ (2.50) $  (3.92) $  (3.50) $ (1.05) $ (0.71)
                                  =======  ========  ========  =======  =======
   Shares used in computing ba-
    sic and diluted net loss per
    share.......................    2,528     2,945     3,839    3,584    4,232
                                  =======  ========  ========  =======  =======
   Pro forma basic and diluted
    net loss per share
    (unaudited).................                     $  (0.86)          $ (0.19)
                                                     ========           =======
   Shares used in computing pro
    forma basic and diluted net
    loss per share (unaudited)..                       15,524            15,944
                                                     ========           =======


   The accompanying notes are an integral part of these financial statements.

                              RAMP NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF REDEEMABLE
         CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                                                    Redeemable Convertible
                                                       Preferred Stock      Common Stock
                                                    ----------------------- ------------- Deferred Stock Accumulated
                                                    Shares  Value  Warrants Shares Value   Compensation    Deficit
                                                    ------ ------- -------- ------ ------ -------------- -----------
                                                         Total
                                                     Shareholders'
                                                    Equity (Deficit)
                                                    ----------------
BALANCE AT DECEMBER 31, 1995...........              3,171 $ 1,949   $ --   3,651  $  138    $     --     $ (1,215)
BALANCE AT DECEMBER 31, 1995...........                $ (1,077)

Exercise of stock options..............                 --      --     --       9       1          --           --
Issuance of Series A stock.............              1,627   1,000     --      --      --          --           --
Issuance of Series B stock.............              2,615   9,000     --      --      --          --           --
Gain on sale of technology to a related
 party.................................                 --      --     --      --      60          --           --
Net loss...............................                 --      --     --      --      --          --       (6,322)
                                                    ------ -------   ----   -----  ------    --------     --------
BALANCE AT DECEMBER 31, 1996...........              7,413  11,949     --   3,660     199          --       (7,537)
Exercise of stock options..............                       1
Issuance of Series A stock.............                      --
Issuance of Series B stock.............                      --
Gain on sale of technology to a related
 party.................................                      60
Net loss...............................                  (6,322)
                                                    ----------------
BALANCE AT DECEMBER 31, 1996...........                  (7,338)

Exercise of stock options..............                 --      --     --     475      52          --           --
Issuance of Series C stock.............              1,774   8,750     --      --      --          --           --
Issuance costs of Series C stock.......                 --      --     --      --      --          --          (23)
Issuance of Series D stock.............              2,419  15,945     --      --      --          --           --
Issuance costs of Series D stock.......                 --      --     --      --      --          --       (1,376)
Net loss...............................                 --      --     --      --      --          --      (11,534)
                                                    ------ -------   ----   -----  ------    --------     --------
BALANCE AT DECEMBER 31, 1997...........             11,606  36,644     --   4,135     251          --      (20,470)
Exercise of stock options..............                      52
Issuance of Series C stock.............                      --
Issuance costs of Series C stock.......                     (23)
Issuance of Series D stock.............                      --
Issuance costs of Series D stock.......                  (1,376)
Net loss...............................                 (11,534)
                                                    ----------------
BALANCE AT DECEMBER 31, 1997...........                 (20,219)

Issuance of Series D stock related to
 acquisition of technology.............                106     702     --      --      --          --           --
Exercise of stock options..............                 --      --     --     253     104          --           --
Deferred stock compensation related to
 stock options.........................                 --      --     --      --     111        (111)          --
Amortization of deferred stock
 compensation..........................                 --      --     --      --      --           7           --
Stock compensation.....................                 --             --      --     162          --           --
Net loss...............................                 --      --     --      --      --          --      (13,418)
                                                    ------ -------   ----   -----  ------    --------     --------
BALANCE AT DECEMBER 31, 1998...........             11,712  37,346     --   4,388     628        (104)     (33,888)
Issuance of Series D stock related to
 acquisition of technology.............                      --
Exercise of stock options..............                     104
Deferred stock compensation related to
 stock options.........................                      --
Amortization of deferred stock
 compensation..........................                       7
Stock compensation.....................                     162
Net loss...............................                 (13,418)
                                                    ----------------
BALANCE AT DECEMBER 31, 1998...........                 (33,364)

Exercise of stock options (unaudited)..                 --      --     --     104      45          --           --
Deferred stock compensation related to
 stock options (unaudited).............                 --      --     --      --   2,418      (2,418)          --
Issuance of warrants related to leases
 and note payable (unaudited)..........                 --      --    281      --      --          --           --
Amortization of deferred stock
 compensation (unaudited)..............                 --      --     --      --      --         376           --
Stock compensation (unaudited).........                 --      --     --      --     108          --           --
Net loss (unaudited)...................                 --      --     --      --      --          --       (2,989)
                                                    ------ -------   ----   -----  ------    --------     --------
BALANCE AT MARCH 31, 1999 (unaudited)..             11,712 $37,346   $281   4,492  $3,199    $(2,146)     $(36,877)
                                                    ====== =======   ====   =====  ======    ========     ========
Exercise of stock options (unaudited)..                      45
Deferred stock compensation related to
 stock options (unaudited).............                      --
Issuance of warrants related to leases
 and note payable (unaudited)..........                      --
Amortization of deferred stock
 compensation (unaudited)..............                     376
Stock compensation (unaudited).........                     108
Net loss (unaudited)...................                  (2,989)
                                                    ----------------
BALANCE AT MARCH 31, 1999 (unaudited)..                $(35,824)
                                                    ================

   The accompanying notes are an integral part of these financial statements.

                              RAMP NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                      Three Months
                                                        Years Ended December 31,     Ended March 31,
                                                        ---------------------------  ----------------
                                                         1996      1997      1998     1998     1999
                                                        -------  --------  --------  -------  -------
                                                                                       (unaudited)
Operating activities:
  Net loss............................................. $(6,322) $(11,534) $(13,418) $(3,771) $(2,989)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    Depreciation.......................................     204       349       502       95      141
    Loss (gain) on disposal of fixed assets............      --        --        39       --      (19)
    Noncash compensation expense.......................      --        --       169       --      484
    Noncash technology acquisition.....................      --        --       702      702       --
    Changes in operating assets and liabilities:
      Accounts receivable..............................    (165)   (1,928)    1,346     (770)    (808)
      Inventory........................................    (470)     (326)   (1,335)    (513)  (1,049)
      Prepaid expenses and other assets................     (25)      (97)     (721)    (198)    (130)
      Accounts payable.................................     415       695       967      252      721
      Accrued liabilities..............................     662        42       987    1,833      492
                                                        -------  --------  --------  -------  -------
        Net cash used in operating activities..........  (5,701)  (12,799)  (10,762)  (2,370)  (3,157)
                                                        -------  --------  --------  -------  -------
Investing activities:
  Purchase of property and equipment...................    (355)     (428)   (1,130)    (152)    (128)
  Proceeds from sale of assets.........................      83        --        --       --       44
                                                        -------  --------  --------  -------  -------
        Net cash used in investing activities..........    (272)     (428)   (1,130)    (152)     (84)
                                                        -------  --------  --------  -------  -------
Financing activities:
  Borrowings under bank lines of credit................      --       650        --       --       --
  Repayment of bank line of credit.....................      --      (650)       --       --       --
  Principal payments on capital lease obligations......    (109)     (103)      (73)     (23)     (30)
  Borrowings under debt agreements.....................      --       324       676       --    4,303
  Repayments of debt...................................      --       (29)     (163)     (24)     (94)
  Repayment of notes payable to related parties........     (20)       --        --       --       --
  Net proceeds from issuance of common stock...........       1        52       104        5       45
  Proceeds from issuance of redeemable convertible
   preferred stock.....................................  10,000    23,296        --       --       --
                                                        -------  --------  --------  -------  -------
        Net cash provided by (used in) financing
         activities....................................   9,872    23,540       544      (42)   4,224
                                                        -------  --------  --------  -------  -------
Net increase (decrease) in cash and cash equivalents...   3,899    10,313   (11,348)  (2,564)     983
Cash and cash equivalents, beginning of period.........     900     4,799    15,112   15,112    3,764
                                                        -------  --------  --------  -------  -------
Cash and cash equivalents, end of period............... $ 4,799  $ 15,112  $  3,764  $12,548  $ 4,747
                                                        =======  ========  ========  =======  =======
Supplemental disclosure of cash flow information:
  Interest paid........................................ $    --  $     51  $     60  $    15  $    78
                                                        =======  ========  ========  =======  =======
Noncash activities
  Equipment capital lease.............................. $   198  $     15  $     74  $    --  $    --
                                                        =======  ========  ========  =======  =======

   The accompanying notes are an integral part of these financial statements.

                              RAMP NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information as of March 31, 1999 and 1998 is unaudited)

1. ORGANIZATION AND OPERATIONS OF RAMP NETWORKS:

  Ramp Networks, Inc. ("Ramp"), formerly Trancell Systems, Inc., a California corporation, was incorporated on February 17, 1994. Ramp develops, designs, manufactures and markets multi-user Internet access device designed for small business and home use. Ramp sells its products through distributors and to original equipment manufacturers located in the United States and abroad.

  Ramp has incurred net operating losses each year since its inception and, as of March, 31 1999, had an accumulated deficit of $36.9 million. Ramp is subject to various risks associated with companies in a comparable stage of development, including having a limited operating history; competition from substitute products and larger competitors; dependence on indirect distribution channels; dependence on a small number of contract manufacturers for substantially all manufacturing; dependence on key individuals; and the ability to obtain adequate financing to support its growth.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Unaudited Interim Consolidated Financial Data

  The unaudited interim consolidated financial statements for the three months ended March 31, 1999 and 1998 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

Principles of Consolidation

  The consolidated financial statements include the accounts of Ramp and its subsidiary located in India. All significant intercompany accounts and transactions are eliminated in consolidation. The functional currency of Ramp's subsidiary is the U.S. dollar.

Use of Estimates in Preparation of Consolidated Financial Statements

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

  For purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash in the bank and investments in U.S. Treasury Bills with original maturities of less than three months.

                              RAMP NETWORKS, INC.

Concentrations of Credit Risk

  Ramp provides credit to its customers in the normal course of business, performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, to date, have not been material. As of March 31, 1999, Ramp's four largest customers accounted for approximately 60% of Ramp's accounts receivable.

  Substantially all of Ramp's cash and cash equivalents are held by two financial institutions in money market funds and on-demand deposit accounts.

Supplier Risk

  Ramp currently buys selected long-lead internal components for its products from one supplier. Although there are a limited number of suppliers that sell these components, management believes that the other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause assembly delays and a possible loss of sales, which could adversely impact operating results.

Inventories

  Inventory includes the costs of materials, labor, and manufacturing overhead and is stated at the lower of cost (first-in, first-out method) or market. Inventories consisted of the following (in thousands):

                                                         December 31,
                                                         ------------- March 31,
                                                         1997   1998     1999
                                                         ------------- ---------
   Raw materials........................................ $ 166 $   221  $ 1,616
   Work-in-process......................................    37      37       37
   Finished goods.......................................   613   1,893    1,547
                                                         ----- -------  -------
                                                         $ 816 $ 2,151  $ 3,200
                                                         ===== =======  =======

Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization for all property and equipment is computed using the straight-line method over the estimated useful lives of the assets, generally one to three years. Leasehold improvements and other leased assets are amortized over the shorter of their useful lives or the term of the lease. Property and equipment consist of the following (in thousands):

                              December 31,
                             ---------------  March 31,
                              1997    1998      1999
                             ------  -------  ---------
   Equipment...............  $  258  $   361    $ 374
   Computers and purchased
    software...............     841    1,522    1,575
   Leasehold improvements..      --      110      110
   Furniture and fixtures..     140      393      430
                             ------  -------   ------
                              1,239    2,386    2,489
   Less: Accumulated depre-
    ciation and amortiza-
    tion...................    (602)  (1,087)  (1,230)
                             ------  -------   ------
                             $  637  $ 1,299   $1,259
                             ======  =======   ======

                              RAMP NETWORKS, INC.

  Included in property and equipment are assets acquired under capital leases with original costs of approximately $330,000, $408,000 and $750,000 as of December 31, 1997 and 1998 and March 31, 1999, respectively. Accumulated amortization on the leased assets is approximately $246,000, $321,000 and $383,000 as of December 31, 1997 and 1998 and March 31, 1999, respectively.

  Also included in property and equipment are assets pledged as collateral for loans used to purchase fixed assets, with original costs of approximately $457,000, $994,000 and $994,000 as of December 31, 1997 and 1998 and March 31,
1999, respectively. Accumulated depreciation on these assets is approximately $121,000, $391,000 and $476,000 as of December 31, 1997 and 1998 and March 31,
1999, respectively.

Software Development Costs

  In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," Ramp capitalizes eligible computer software development costs upon the establishment of technological feasibility, which it has defined as completion of designing, coding, and testing activities. For each of the three years ended December 31, 1998 and the three month period ended March 31, 1999, the amount of costs eligible for capitalization, after consideration of factors such as realizable value, were not material, and, accordingly, all software development costs have been charged to research and development expense in the accompanying statements of operations.

  In February 1998, Ramp acquired certain software technology relating to faxing over the Internet. Pursuant to this agreement, Ramp paid a total of $969,000, consisting of $267,000 in cash and legal fees and 106,420 shares of Series D Redeemable Convertible Preferred Stock valued at $6.59 per share, or approximately $702,000. The acquired software had not achieved technological feasibility as of the acquisition date and had no alternative future use, accordingly, the value of the acquired technology was recorded as research and development expense in the accompanying statement of operations and comprehensive income (loss).

  The agreement also provided for additional consideration to be paid for contract development work associated with ongoing development of the technology. The consideration consisted of 87,000 shares of preferred stock which was to be issued upon the achievement of specified development milestones. The value of this additional consideration has been expensed ratably over the period during which the related services were being performed. As of March 31, 1999, Ramp accrued approximately $686,000 related to this additional consideration. As of March 31, 1999, all milestones were met, and Ramp will issue 87,000 shares of preferred stock in settlement of this accrued liability.

                              RAMP NETWORKS, INC.

Accrued Liabilities

  Accrued liabilities consisted of the following (in thousands):

                                                       December 31,
                                                       ------------- March 31,
                                                       1997   1998     1999
                                                       ------------- ---------
   Accrued warranty................................... $ 133 $    50  $   50
   Accrued compensation...............................   489     680     838
   Accrued liability related to purchased technology
    (see above).......................................    --     502     686
   Other..............................................    82     459     609
                                                       ----- -------  ------
                                                       $ 704 $ 1,691  $2,183
                                                       ===== =======  ======

Stock-Based Compensation

  The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to employ the method proscribed by APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. Ramp has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25, and accordingly, it has included in Note 6 the pro forma disclosures required under SFAS No. 123.

Revenue Recognition

  Ramp's revenue consists principally of amounts earned from the sale of manufactured products. Revenue is recognized upon transfer of title and risks of ownership, which generally occurs upon product shipment. Certain agreements with distributors and retailers provide for rights of return, co-op advertising, price protection, and stock rotation rights. Ramp has reviewed the requirements of SFAS No. 48 "Revenue Recognition When Right of Return Exists" and has concluded that they have sufficient history and experience to quantify reserves required for these provisions. Accordingly, Ramp provides an allowance for returns and price adjustments and provides a warranty reserve at the point of revenue recognition. Reserves are adjusted periodically based upon historical experience and anticipated future returns, price adjustments, and warranty costs.

  The percentage of sales to significant customers is as follows:

                                                                         Three
                                                                        Months
                                                                         Ended
                                       Years Ended December 31,        March 31,
                                      ------------------------------   ----------
                                        1996       1997       1998     1998  1999
                                      --------   --------   --------   ----  ----
   Customer A........................       --%        37%        12%   37%   11%
   Customer B........................       33%        12%        24%   19%   16%
   Customer C........................       --%        12%        26%   20%   26%

Comprehensive Income (Loss)

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which Ramp adopted beginning on January 1, 1998. SFAS No. 130

                              RAMP NETWORKS, INC.

establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with shareholders ("comprehensive income"). Comprehensive income is the total of net income and all other non-owner changes in equity. For each of the three years ended December 31, 1998 and the three months ended March 31, 1999, Ramp's comprehensive loss was equal to net loss.

Computation of Basic Net Loss Per Share and Pro Forma Basic Net Loss Per Share

  Basic net loss per common share and diluted net loss per common share are presented in conformity with SFAS No. 128, "Earnings Per Share," for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if such stock had been outstanding for all periods presented. To date, Ramp has not had any issuances or grants for nominal consideration.

  In accordance with SFAS No. 128, basic net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Basic pro forma net loss per common share, as presented in the statements of operations, has been computed as described above and also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

                                                                                     Three Months
                                                       Years Ended December 31,     Ended March 31,
                                                       ---------------------------  ----------------
                                                        1996      1997      1998     1998     1999
                                                       -------  --------  --------  -------  -------
Net loss:                                              $(6,322) $(11,534) $(13,418) $(3,771) $(2,989)
 Basic and diluted:
 Weighted average shares of common stock
  outstanding........................................    3,660     3,719     4,256    4,137    4,437
Less: Weighted average shares subject to repurchase..   (1,132)     (774)     (417)    (553)    (205)
                                                       -------  --------  --------  -------  -------
Weighted average shares used in computing basic and
 diluted net loss per common share...................    2,528     2,945     3,839    3,584    4,232
                                                       =======  ========  ========  =======  =======
 Basic and diluted net loss per common share.........  $ (2.50) $  (3.92) $  (3.50) $ (1.05) $ (0.71)
                                                       =======  ========  ========  =======  =======
 Net loss............................................                     $(13,418)          $(2,989)
                                                                          ========           =======
 Shares used above...................................                        3,839             4,232
 Pro forma adjustment to reflect weighted effect of
  assumed conversion of convertible preferred
  stock (unaudited)..................................                       11,685            11,712
                                                                          --------           -------
 Shares used in computing pro forma basic and
  diluted net loss per common share (unaudited)......                       15,524            15,944
                                                                          ========           =======
 Pro forma basic and diluted net loss per common
  share (unaudited)..................................                     $  (0.86)          $ (0.19)
                                                                          ========           =======

  Ramp has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per common share were approximately

                              RAMP NETWORKS, INC.

10,106,000, 13,970,000, 13,718,000 and 14,480,000 for the years ended December
31, 1996, 1997, and 1998 and the three months ended March 31, 1999, respectively. See Notes 5 and 6 for further information on these securities.

Segment Reporting

  During 1998, Ramp adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires a new basis of determining reportable business segments, i.e., the management approach. This approach requires that business segment information used by management to assess performance and manage company resources be the source for information disclosure. On this basis, Ramp is organized and operates as one business segment, the design, development, manufacture, and marketing of multi-user routers designed for small business and home use.

  International revenue by country was as follows (in thousands):

                                                                   Three Months
                                                                       Ended
                                          Years Ended December 31,   March 31,
                                          ------------------------ -------------
                                           1996    1997     1998    1998   1999
                                          --------------- -------- ------ ------
   United States......................... $  395 $  4,525 $  7,788 $2,245 $3,053
   China (Hong Kong).....................     --      558      429    220    120
   United Kingdom........................     --       --      833     59    352
   Other.................................    122      504      808    120    358
                                          ------ -------- -------- ------ ------
                                          $  517 $  5,587 $  9,858 $2,644 $3,883
                                          ====== ======== ======== ====== ======

   Ramp's long-term assets are located in the United States with the exception of approximately $200,000 as of March 31, 1999 which are located in India.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedging accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. This Statement will not have a material impact on the financial condition or results of the operations of Ramp.

  In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," ("SOP 98-9"). SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15,1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. Ramp does not anticipate that these statements will have a material adverse impact on its statement of operations.

                              RAMP NETWORKS, INC.

Reclassifications

  Certain prior year amounts have been reclassified to conform to the current year presentation.

3. DEBT:

  As of December 31, 1998, Ramp had borrowed $1,000,000 under an equipment loan agreement. The equipment loan agreement provides for borrowings of up to $1,000,000. Borrowings are secured by the related capital equipment, bear interest at 7.5% with a balloon payment equal to 8.0% of the original principal due at the end of the term and are payable through July 2002. As of December 31, 1998, principal payments of approximately $262,000, $286,000, $232,000 and $28,000, respectively, are due in fiscal years ending December 31, 1999, 2000, 2001 and 2002. See Note 9 for financing subsequent to December 31, 1998.

4. COMMITMENTS AND CONTINGENCIES:

  Ramp leases its facilities under an operating lease agreement that expires October 2004. Rent expense under all operating leases for the years ended December 31, 1996, 1997 and 1998 was $160,207, $207,744 and $322,240,
respectively.

  Ramp also leases computers, office equipment, and furniture under long-term lease agreements that are classified as capital leases. The leases expire through July 2001 and require a final buyout payment at the end of the lease term.

  Future minimum lease payments at December 31, 1998 were as follows (in thousands):

                                                               Operating Capital
   Years Ended December 31,                                     Leases   Leases
   ------------------------                                    --------- -------
   1999.......................................................  $1,238    $ 59
   2000.......................................................   1,238      26
   2001.......................................................   1,238      20
   2002.......................................................   1,238      --
   2003 and thereafter........................................   2,271      --
                                                                ------    ----
   Total minimum lease payments...............................  $7,223    $105
                                                                ======
   Less: imputed interest (10%--19%)..........................             (15)
                                                                          ----
   Present value of payments under capital leases.............              90
   Less: current portion......................................             (50)
                                                                          ----
   Long-term capital lease obligations........................            $ 40
                                                                          ====

  Ramp is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on the financial position of Ramp.

5. PREFERRED STOCK:

Redeemable Convertible Preferred Stock

  In 1995 and 1996, Ramp issued 3,171,000 and 1,626,773 shares, respectively, of its Series A Redeemable Convertible Preferred Stock (Series A). In 1996, Ramp issued 2,614,999 shares of its

                              RAMP NETWORKS, INC.

Series B Redeemable Convertible Preferred Stock (Series B). In 1997, the Company issued 1,773,645 shares of its Series C Redeemable Convertible Preferred Stock (Series C). In 1997 and 1998, the Company issued 2,418,890 shares and 106,420 shares, respectively, of its Series D Redeemable Convertible Preferred Stock (Series D). Series A, Series B, Series C and Series D were issued at prices of $0.6147, $3.442, $4.93 and $6.59187 per share, respectively (the "Original Issue Price"). The rights with respect to Series A, Series B, Series C, and Series D are as follows:

 Dividends

  Holders of Series A, Series B, Series C, and Series D are entitled to receive noncumulative dividends when and as declared by the board of directors at a rate of $0.0462, $0.2582, $0.37 and $0.493 per share, respectively, per annum. To date, no dividends have been declared.

 Liquidation

  In the event of any liquidation, dissolution, or winding up of Ramp, including a merger or sale of all or substantially all of the assets, the holders of Series A, Series B, Series C, and Series D are entitled to a distribution equal to the Original Issue Price, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of common stock. The remaining assets, if any, shall be distributed ratably among the holders of the common stock pro rata based on the number of shares held.

 Conversion

  The Series A, B, C, and D may be converted by the holder into common stock at any time at an initial conversion rate of one to one. The conversion rate is subject to adjustment for certain events, including stock splits, stock dividends and subsequent issuances of stock.

  Conversion occurs automatically upon the closing of an underwritten public offering with a minimum price per share of $8.33 and aggregate proceeds to Ramp of at least $10.0 million. Automatic conversion will also occur by series when a majority of each series of preferred shareholders give their written consent.

 Voting

  Each share of Series A, Series B, Series C, and Series D has voting rights equal to an equivalent number of shares of common stock into which it is convertible.

 Redemption

  At the written request of the holders of the majority of voting power of the then outstanding preferred stock any time after April 30, 2002, Ramp shall, to the extent funds are legally available, redeem the preferred stock in increments over a three-year period. In such event, Ramp shall pay the Original Issue Price for each series, plus any declared but unpaid dividends adjusted for certain events, including stock splits, stock dividends, and subsequent issuances of stock. On or prior to each redemption payment date, Ramp is required to deposit the redemption amount with a bank or trust corporation in the form of an irrevocable trust fund.

                              RAMP NETWORKS, INC.

Warrants

  As of December 31, 1998, Ramp issued warrants to purchase an aggregate of 15,498 and 12,136 shares of Series C and Series D, respectively, at exercise prices of $4.52 and $6.59, respectively. These warrants were issued in connection with equipment lease agreements and debt agreements. The warrants are excisable immediately and expire on the earlier of 10 years from the date of issuance or 3 years from the effective date of the closing of an initial public offering. The fair value of the warrants on the date of grant were estimated using the Black-Scholes model and the value was determined to be immaterial. See Note 9 for warrants issued subsequent to December 31, 1998.

Pro Forma Shareholders' Deficit (Unaudited)

  In March 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, all of the currently outstanding preferred stock will be converted into 11,711,727 shares of common stock upon the closing of the IPO. The effect of the conversion has been reflected as unaudited pro forma shareholders' equity in the accompanying balance sheet as of March 31, 1999.

6. COMMON STOCK:

  At March 31, 1999, Ramp had reserved the following shares of authorized but unissued shares of common stock for future issuance (in thousands):

   Conversion of outstanding Series A....................................  4,798
   Conversion of outstanding Series B....................................  2,615
   Conversion of outstanding Series C....................................  1,774
   Conversion of outstanding Series D....................................  2,525
   Conversion of warrants outstanding....................................    150
   Stock option plans....................................................  4,777
                                                                          ------
                                                                          16,639
                                                                          ======

Deferred Compensation

  In connection with the grant of certain stock options to employees during the year ended December 31, 1998 and the three months ended March 31, 1999, Ramp recorded deferred compensation of approximately $2.5 million representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options. Approximately $7,000 and $376,000 was expensed during the year ended December 31, 1998 and the three months ended March 31, 1999, respectively, and the balance will be expensed ratably over the period the options vest. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services. No compensation expense related to any other periods presented has been recorded.

                              RAMP NETWORKS, INC.

Stock Options

  Ramp grants stock options under two stock option plans (the "Plans"). Under the terms of the Plans, incentive stock options may be granted to employees and nonstatutory stock options may be granted to employees and consultants at the discretion of the Board of Directors. Options granted under the Plans are exercisable at such times and under such conditions as determined by the Board of Directors, but the term of the option and the right of exercise may not exceed ten years from the date of grant. Generally, the options vest 25% on the first anniversary of the date of grant and monthly thereafter for 36 months.

  The exercise price of an option is determined by the Board of Directors based on the fair market value of Ramp's stock at the date the option is granted. For incentive stock options, the exercise price must not be less than 100% of the fair market value per share as determined by the Board of Directors on the date of grant. For nonstatutory stock options, the exercise price per share must not be less than 85% of the fair market value per share as determined by the Board of Directors on the date of grant.

  At March 31, 1999, an aggregate of 2,328,053 shares were available for future option grants under the plans.

  Ramp accounts for the Plans under APB 25 whereby the difference between the exercise price and the fair value at the date of grant is recognized as compensation expense. Had compensation expense for the stock option plans been determined consistent with SFAS No. 123, net losses would have increased to the following pro forma amounts (in thousands, except per share data):

                                                                        Three
                                                                       Months
                                                                        Ended
                                                                        March
                                          Years Ended December 31,       31,
                                          ---------------------------  -------
                                           1996      1997      1998     1999
                                          -------  --------  --------  -------
   Net loss as reported.................. $(6,322) $(11,534) $(13,418) $(2,989)
   Net loss pro forma.................... $(6,336) $(11,567) $(13,531) $(3,199)
   Net loss per share as reported........ $ (2.50) $  (3.92) $  (3.50) $ (0.71)
   Net loss per share pro forma.......... $ (2.51) $  (3.93) $  (3.53) $ (0.76)

  The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998, 1997 and 1996:

                                           1996      1997      1998      1999
                                         --------- --------- --------- ---------
   Risk-free interest rate..............        7%        7%      5.5%      5.5%
   Expected life of the option.......... 4.3 years 4.3 years 4.3 years 4.3 years
   Dividend yield.......................        0%        0%        0%        0%
   Volatility...........................        0%        0%       77%       77%

                              RAMP NETWORKS, INC.

  The following table summarizes stock option plan activity under the Plans:

                             Three Months
                           Ended March 31,        Year Ended          Year Ended          Year Ended
                                 1999         December 31, 1998   December 31, 1997   December 31, 1996
                          ------------------- ------------------- ------------------- -------------------
                                     Weighted            Weighted            Weighted            Weighted
                                     Average             Average             Average             Average
                                     Exercise            Exercise            Exercise            Exercise
                           Shares     Price    Shares     Price    Shares     Price    Shares     Price
                          ---------  -------- ---------  -------- ---------  -------- ---------  --------
Outstanding at beginning
 of year................  1,767,715   $1.22   1,769,511   $0.67   1,740,330   $0.23     590,240   $0.08
 Granted................    934,998   $5.47     774,134   $1.67     862,959   $1.23   1,223,890   $0.30
 Exercised..............   (104,404)  $0.45    (252,742)  $0.42    (474,905)  $0.10      (8,750)  $0.08
 Canceled...............   (148,876)  $1.68    (523,188)  $0.62    (358,873)  $0.10     (65,050)  $0.15
                          ---------           ---------           ---------           ---------
Outstanding at end of
 year...................  2,449,433   $2.83   1,767,715   $1.22   1,769,511   $0.67   1,740,330   $0.23
                          =========           =========           =========           =========
Exercisable at end of
 period.................    668,138   $2.41     464,398   $0.83     299,100   $0.43     203,788   $0.10
                          =========           =========           =========           =========
Weighted fair value per
 share..................  $    5.77           $    1.03           $    0.22           $    0.10
                          =========           =========           =========           =========

                       Options Outstanding            Options Exercisable
                  ---------------------------------  ------------------------
                              Weighted    Weighted                 Weighted
March 31, 1999                 Average    Average                  Average
   Range of                   Remaining   Exercise                 Exercise
Exercise Prices    Number       Years      Price      Number        Price
---------------   ---------   ---------   --------   ----------   ----------
$0.08--0.42         410,870     7.68       $0.33        256,180    $   0.30
$0.83--1.67       1,106,558     8.96       $1.53        250,438    $   1.48
$2.50               377,100     9.80       $2.50          9,396       $2.50
$7.50               554,905     9.97       $7.50        152,124       $7.50
                  ---------                          ----------
$0.08--$7.50      2,449,433     9.10       $2.83        668,138    $   2.41
                  =========                          ==========

Restricted Stock Purchase Agreements

  Ramp has sold an aggregate of 3,651,299 shares of common stock to certain employees in connection with their employment arrangements. All of these shares were sold at the fair market value as of the date of purchase as determined by the board of directors. These shares are subject to stock repurchase agreements whereby Ramp has the right to repurchase unvested shares at the original price paid for the shares upon termination of employment engagements. The repurchase right generally lapses ratably over 48 months from the purchase date; however, 2,221,640 shares vested immediately on the date of sale. As of March 31, 1999, no shares of common stock have been repurchased under the stock repurchase agreements and 169,006 shares, at a weighted average price of $0.04, were subject to repurchase.

                              RAMP NETWORKS, INC.

7. INCOME TAXES:

  Ramp accounts for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). A valuation allowance has been recorded for the total deferred tax assets as a result of uncertainties regarding realization of the assets based upon the limited operating history of Ramp, the lack of profitability to date and the uncertainty of future profitability. The components of net deferred tax assets are as follows, (in thousands):

                                                                December 31,
                                                              -----------------
                                                               1997      1998
                                                              -------  --------
   Net operating loss carryforwards.......................... $ 6,654  $ 10,878
   Reserves and accruals.....................................     498     1,017
   Capitalized research and development......................      --       508
   Research and development credits..........................     113       690
                                                              -------  --------
   Total deferred tax assets.................................   7,265    13,093
   Valuation allowance.......................................  (7,265)  (13,093)
                                                              -------  --------
   Net deferred tax assets................................... $    --  $     --
                                                              =======  ========

  As of December 31, 1998, Ramp had federal net operating loss carryforwards of approximately $29 million and state net operating loss carryforwards of approximately $11 million. The federal net operating loss and other tax credit carryforwards expire on various dates beginning on 2010 through 2018. The state net operating loss carryforwards will expire beginning in 2003.

  Under current tax law, net operating loss and credit carryforwards available to offset future income in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interests.

  The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                Year Ended
                               December 31,
                             ---------------------
                             1996    1997    1998
                             -----   -----   -----
   Federal statutory rate..  (34.0)% (34.0)% (34.0)%
   State taxes, net of
    federal benefit........   (5.8)   (5.8)   (5.8)
   Change in valuation
    allowance..............   39.8    39.8    39.8
                             -----   -----   -----
                                 0 %     0 %     0 %
                             =====   =====   =====

8. RELATED PARTY TRANSACTIONS:

  In 1996, Ramp sold its ATM adapter card technology, related development tools and work stations to a company, which was owned by the primary shareholders of Ramp, for $83,000, resulting in a net gain of $60,495. Due to the related party nature of this transaction, the gain was recorded as a contribution to capital in the accompanying statement of shareholders' equity.

                              RAMP NETWORKS, INC.

9. SUBSEQUENT EVENTS:

Reverse Stock Split

  In April 1999, Ramp's board of directors approved a three for five reverse stock split of Ramp's outstanding shares which became effective in June 1999. All share and per share information included in these consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

Reincorporation, Amendment to the Articles of Incorporation

  In April 1999, Ramp's board of directors authorized the reincorporation of Ramp in the State of Delaware which was consummated in June 1999. Upon reincorporation, Ramp is authorized to issue 100,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of undesignated preferred stock, $.001 par value.

1999 Employee Stock Purchase Plan

  In April 1999, the Board of Directors approved the adoption of Ramp's 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 600,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions at 85% of the fair market value of the common stock, as defined in the Purchase Plan.

Subsequent Financing

  Subsequent to December 31, 1998, Ramp secured a working capital credit facility with a lender of up to the lower of $5.0 million or 100% of eligible accounts receivable and 50% of inventory. These borrowings which bear interest at 8.4%, are payable ratably over a 36 month term, are subject to a termination payment of 12.5% and are secured by receivables and inventory. As of March 31, 1999, Ramp had borrowed $1.0 million under this facility. In connection with this facility, Ramp issued warrants to the lender to purchase shares of Series D preferred stock at an aggregate exercise price of $625,000. The warrant exercise price per share will be determined based on an average of the Series D preferred stock price and Ramp's initial public offering price. The number of shares of Series D that may be acquired under the warrants is equal to the aggregate exercise price, $625,000, divided by the exercise price per share. The warrants are exercisable immediately and expire in 2005. The fair value of the warrants on the date of grant was determined to be $165,000 and was estimated using the Black-Scholes model with the following assumptions: risk-free interest rates of 4.7%; expected dividend yields of 0%; expected life of
1.5 years; and expected volatility of 77%. This amount will be recognized as additional interest expense over the term of this arrangement with the lender.

   In addition, in March 1999, Ramp obtained a $3.0 million unsecured bridge loan facility with the same lender and borrowed $3.0 million under the facility. Borrowings under this facility bears interest at 14.6% and are payable ratably over a 36 month term. In connection with this facility, Ramp issued warrants to the lender for 27,999 shares of Series D preferred stock at an exercise price

                              RAMP NETWORKS, INC.

of $7.50 per share. The warrants are exercisable immediately and expire in 2004. The fair value of the warrants on the date of grant was determined to be $116,000 and was estimated using the Black-Scholes model with the following assumptions: risk-free interest rates of 5.4%; expected dividend yields of 0%; expected life of 1.5 years; and expected volatility of 77%. This amount will be recognized as additional interest expense over the term of this arrangement with the lender.

                    [LOGO OF RAMP NETWORKS(TM) APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of our common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq Stock Market listing fee.

                                                                        Amount
                                                                      to be Paid
                                                                      ----------
   SEC registration fee..............................................  $ 15,985
   NASD filing fee...................................................     6,250
   Nasdaq Stock Market listing fee...................................     1,000
   Printing and engraving expenses...................................   160,000
   Legal fees and expenses...........................................   300,000
   Accounting fees and expenses......................................   200,000
   Blue Sky qualification fees and expenses..........................     5,000
   Transfer Agent and Registrar fees.................................     5,000
   Miscellaneous fees and expenses...................................    81,765
                                                                       --------
     Total...........................................................  $775,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article XIV of Ramp Networks' Amended and Restated Certificate of Incorporation (Exhibit 3.4) provides for indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law and Section 6.1 of Article VI of Ramp Networks' Bylaws (Exhibit 3.3) provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements (Exhibit 10.1) with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms. Reference is also made to Section 7 of the Underwriting Agreement contained in Exhibit 1.1, indemnifying our officers and directors against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

  (a) Since January 1, 1995 through March 31, 1999, Ramp Networks has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

  . an aggregate of 3,651,296 shares of common stock at $0.07 per share in August 1995 to 10 investors, including our founders;

  . an aggregate of 4,797,773 shares of Series A Preferred Stock at $0.61 per share in September and December 1995 and February 1996 to 10 investors;

  . an aggregate of 2,614,999 shares of Series B Preferred Stock at $3.45 per share in March 1996 to 16 investors;

  . an aggregate of 1,773,645 shares of Series C Preferred Stock at $4.93 per share in March and April 1997 to 11 investors;

  . an aggregate of 2,418,890 shares of Series D Preferred Stock at $6.59 per share in October, November and December 1997 to 13 investors;

  . an aggregate of 193,420 shares of Series D Preferred Stock with an aggregate value of approximately $1,274,637 in connection with the acquisition of Prodigies, a sole proprietorship, in March 1998, of which 87,000 shares of Series D Preferred Stock are held in escrow; and

  . an aggregate of 3,451,219 options to purchase shares of common stock at an average exercise price of $0.96 per share to our employees and consultants.

  . warrants to purchase 150,447 shares of Preferred Stock to two equipment lessors.

  (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

  The issuances described in Items 15(a) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering and in the case of issuances to our founders, executions, employees and consultants are also exempt from registration pursuant to Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

 (a) Exhibits

  1.1+ Form of Underwriting Agreement.
  3.1+ Amended and Restated Articles of Incorporation of Ramp Networks, a
       California Corporation.
  3.2+ Certificate of Amendment of Articles of Incorporation of Ramp Networks,
       a California Corporation.
  3.3+ Form of Certificate of Incorporation of Ramp Networks, to be filed for the Company's reincorporation into Delaware.
  3.4+ Form of Amended and Restated Certificate of Incorporation of Ramp
       Networks, to be filed and effective prior to the completion of this offering.
  3.5+ Bylaws of Ramp Networks, formerly Trancell Systems, Inc..
  3.6+ Form of Amended and Restated Bylaws of Ramp Networks, to be adopted and effective prior to the completion of this offering.
  4.1+ Form of Ramp Networks' common stock certificate.
  4.2+ Fourth Amended and Restated Rights Agreement dated October 30, 1997.
  5.1+ Opinion of Venture Law Group, a Professional Corporation.
 10.1+ Form of Indemnification Agreement.
 10.2+ 1995 Stock Option Plan, as amended, and form of stock option agreement.
 10.3+ 1999 Stock Option Plan, and form of stock option agreement and restricted stock purchase agreement.

 10.4+    1999 Employee Stock Purchase Plan and form of subscription agreement.
 10.5+    Lease of Office Space between Oxford Park Associates and Ramp
          Networks, dated March 3, 1998.
 10.6+    Sublease and Consent to Sublease Agreement Second Floor Office Space
          3100 De La Cruz Boulevard Santa Clara, CA 95054 between Analog
          Microelectronics, Inc. and Ramp Networks, dated February 22, 1999.
 10.7+    Sublease and Consent to Sublease Agreement First Floor 3100 De La
          Cruz Boulevard Santa Clara, CA 95054 between XaQti Corporation and
          Ramp Networks, dated August 4, 1998.
 10.8+**  OEM Purchase Agreement between Sonic Systems, Inc. and Ramp Networks, dated January 5, 1999.
 10.9**   Distribution Agreement between Tech Data Corporation and Trancell
          Systems dated December 16, 1996.
 10.10+** Distribution Agreement between Ingram Micro Inc. and Ramp Networks, dated May 15, 1997.
 10.11**  License Agreement between Compaq Computer Corporation and Ramp
          Networks, dated March 24, 1997.
 10.12**  Goods Agreement Statement of Work between IBM Corporation and Ramp
          Networks, dated January 5, 1999.
 10.13+   Master Lease Agreement between Comdisco and Ramp Networks, dated
          December 2, 1998.
 10.14+   Loan and Security Agreement between Venture Lending & Leasing II,
          Inc. and Ramp Networks, dated January 4, 1999.
 11.1     Statement Regarding Computation of Per Share Earnings (contained in
          Note 2 to Consolidated Financial Statements).
 23.1     Consent of Independent Public Accountants.
 23.2+    Consent of Counsel (included in Exhibit 5.1).
 23.3+    Consent of Townsend and Townsend and Crew LLP.
 24.1+    Power of Attorney.
 27.1+    Financial Data Schedule.

--------
 +Previously filed.

**Confidential treatment has been requested with respect to certain portions of these Exhibits. The confidential portions of these Exhibits have been filed separately with the Securities and Exchange Commission.

 (b) Financial Statement Schedules

    Schedule II -- Valuation and Qualifying Accounts........................ S-2

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

  Ramp Networks hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Ramp Networks in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Ramp Networks hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on June 14, 1999.

                                          Ramp Networks, Inc.

                                                    /s/ Mahesh Veerina
                                          By: _________________________________
                                                      Mahesh Veerina,
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Mahesh Veerina            President, Chief Executive    June 14, 1999
______________________________________  Officer and Director
           (Mahesh Veerina)             (Principal Executive
                                        Officer)

         /s/ Terry Gibson              Vice President of Finance,    June 14, 1999
______________________________________  Chief Financial Officer
            (Terry Gibson)              and Secretary (Principal
                                        Financial and Accounting
                                        Officer)

          /s/ Anthony Sun*             Director                      June 14, 1999
______________________________________
            (Anthony Sun)

        /s/ Philip T. Gianos*          Director                      June 14, 1999
  ____________________________________
          (Philip T. Gianos)

       /s/ L. William Krause*          Director                      June 14, 1999
______________________________________
         (L. William Krause)


    /s/ Mahesh Veerina
*By: __________________________
        Mahesh Veerina
      as attorney-in-fact

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Shareholders of Ramp Networks, Inc.:

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Ramp Networks, Inc. included in this Registration Statement and have issued our report thereon dated April 9, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commissions's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our option, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

San Jose, California
April 9, 1999

                              RAMP NETWORKS, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

              Column A                Column B   Column C   Column D   Column E
              --------               ---------- ---------- ---------- ----------
                                     Balance at Charged to            Balance at
                                     Beginning  Costs and               End of
            Description              of Period   Expenses  Deductions   Period
            -----------              ---------- ---------- ---------- ----------
 Year Ended December 31, 1996:
 Allowance for doubtful accounts....  $     --   $ 31,956   $     --   $ 31,956
 Year Ended December 31, 1997:
 Allowance for doubtful accounts....  $ 31,956   $132,191   $(57,089)  $107,058
 Year Ended December 31, 1998:
 Allowance for doubtful accounts....  $107,058   $ 39,016   $(22,849)  $123,225

                                 EXHIBIT INDEX

  1.1+    Form of Underwriting Agreement.
  3.1+    Amended and Restated Articles of Incorporation of Ramp Networks, a
          California Corporation.
  3.2+    Certificate of Amendment of Articles of Incorporation of Ramp
          Networks, a California Corporation.
  3.3+    Form of Certificate of Incorporation of Ramp Networks, to be filed for the Company's reincorporation into Delaware.
  3.4+    Form of Amended and Restated Certificate of Incorporation of Ramp
          Networks, to be filed and effective prior to the completion of this offering.
  3.5+    Bylaws of Ramp Networks, formerly Trancell Systems, Inc..
  3.6+    Form of Amended and Restated Bylaws of Ramp Networks, to be adopted and effective prior to the completion of this offering.
  4.1+    Form of Ramp Networks' common stock certificate.
  4.2+    Fourth Amended and Restated Rights Agreement dated October 30, 1997.
  5.1+    Opinion of Venture Law Group, a Professional Corporation.
 10.1+    Form of Indemnification Agreement.
 10.2+    1995 Stock Option Plan, as amended, and form of stock option agreement.
 10.3+    1999 Stock Option Plan, and form of stock option agreement and restricted stock purchase agreement.
 10.4+    1999 Employee Stock Purchase Plan and form of subscription agreement.
 10.5+    Lease of Office Space between Oxford Park Associates and Ramp
          Networks, dated March 3, 1998.
 10.6+    Sublease and Consent to Sublease Agreement Second Floor Office Space
          3100 De La Cruz Boulevard Santa Clara, CA 95054 between Analog
          Microelectronics, Inc. and Ramp Networks, dated February 22, 1999.
 10.7+    Sublease and Consent to Sublease Agreement First Floor 3100 De La
          Cruz Boulevard Santa Clara, CA 95054 between XaQti Corporation and
          Ramp Networks, dated August 4, 1998.
 10.8+**  OEM Purchase Agreement between Sonic Systems, Inc. and Ramp Networks, dated January 5, 1999.
 10.9**   Distribution Agreement between Tech Data Corporation and Trancell
          Systems dated December 16, 1996.
 10.10+** Distribution Agreement between Ingram Micro Inc. and Ramp Networks, dated May 15, 1997.
 10.11**  License Agreement between Compaq Computer Corporation and Ramp
          Networks, dated March 24, 1997.
 10.12**  Goods Agreement Statement of Work between IBM Corporation and Ramp
          Networks, dated January 5, 1999.
 10.13+   Master Lease Agreement between Comdisco and Ramp Networks, dated
          December 2, 1998.
 10.14+   Loan and Security Agreement between Venture Lending & Leasing II,
          Inc. and Ramp Networks, dated January 4, 1999.
 11.1     Statement Regarding Computation of Per Share Earnings (contained in
          Note 2 to Consolidated Financial Statements).
 23.1     Consent of Independent Public Accountants.
 23.2+    Consent of Counsel (included in Exhibit 5.1).
 23.3+    Consent of Townsend and Townsend and Crew LLP.
 24.1+    Power of Attorney.
 27.1+    Financial Data Schedule.

--------
 +Previously filed.

**Confidential treatment has been requested with respect to certain portions of these Exhibits. The confidential portions of these Exhibits have been filed separately with the Securities and Exchange Commission.